Interim Consolidated Financial Statements
Consolidated Statement of Income

(Unaudited) (Canadian $ in millions, except as noted)	For the three months ended			For the nine months ended
	July 31, 2024	April 30, 2024	July 31, 2023	July 31, 2024	July 31, 2023
Interest, Dividend and Fee Income
Loans	$10,269	$9,745	$9,130	$29,846	$24,629
Securities (Note 2)	3,917	3,716	3,099	11,072	8,132
Securities borrowed or purchased under resale agreements	1,839	1,672	1,563	5,068	4,263
Deposits with banks	1,078	1,031	1,029	3,135	2,950
	17,103	16,164	14,821	49,121	39,974
Interest Expense
Deposits	8,974	8,454	7,102	25,812	18,647
Securities sold but not yet purchased and securities lent or sold under repurchase agreements	2,405	2,282	1,985	6,563	5,439
Subordinated debt	116	111	109	338	313
Other liabilities	814	802	720	2,378	1,835
	12,309	11,649	9,916	35,091	26,234
Net Interest Income	4,794	4,515	4,905	14,030	13,740
Non-Interest Revenue
Securities commissions and fees	278	271	253	818	774
Deposit and payment service charges	412	398	404	1,206	1,115
Trading revenues (losses)	622	599	400	1,681	(543)
Lending fees	353	388	388	1,126	1,153
Card fees	220	212	126	646	446
Investment management and custodial fees	528	501	476	1,512	1,378
Mutual fund revenues	339	323	316	977	936
Underwriting and advisory fees	332	371	253	1,047	730
Securities gains, other than trading (Note 2)	49	81	36	143	146
Foreign exchange gains, other than trading	67	65	67	196	179
Insurance service results (Note 1)	100	99	96	298	285
Insurance investment results (Note 1)	17	25	193	33	40
Share of profit ( loss ) in associates and joint ventures	52	67	(2)	157	133
Other revenues (losses)	29	59	141	(32)	428
	3,398	3,459	3,147	9,808	7,200
Total Revenue	8,192	7,974	8,052	23,838	20,940
Provision for Credit Losses (Note 3)	906	705	492	2,238	1,732
Non-Interest Expense
Employee compensation	2,689	2,619	3,051	8,178	8,565
Premises and equipment	1,047	1,032	1,215	3,055	3,426
Amortization of intangible assets	277	276	284	832	724
Advertising and business development	217	202	218	610	552
Communications	98	100	95	299	259
Professional fees	213	204	276	624	815
Other	298	411	433	1,474	1,114
	4,839	4,844	5,572	15,072	15,455
Income Before Provision for Income Taxes	2,447	2,425	1,988	6,528	3,753
Provision for income taxes (Note 10)	582	559	423	1,505	1,026
Net Income	$1,865	$1,866	$1,565	$5,023	$2,727
Attributable to:
Bank shareholders	$1,865	$1,862	$1,563	$5,017	$2,722
Non-controlling interest in subsidiaries	-	4	2	6	5
Net Income	$1,865	$1,866	$1,565	$5,023	$2,727
Earnings Per Common Share (Canadian $) (Note 9)
Basic	$2.49	$2.36	$2.13	$6.58	$3.56
Diluted	2.48	2.36	2.12	6.57	3.56
Dividends per common share	1.55	1.51	1.47	4.57	4.33
 The accompanying notes are an integral part of these interim consolidated financial statements.
 Certain comparative figures have been reclassified to conform with the current period’s presentation and for changes in accounting policy (Note 1).

5 2 BMO Financial Group Third Quarter Report 2024

Interim Consolidated Financial Statements
Consolidated Statement of Comprehensive Income

(Unaudited) (Canadian $ in millions)	For the three months ended			For the nine months ended
	July 31, 2024	April 30, 2024	July 31, 2023	July 31, 2024	July 31, 2023
Net Income	$1,865	$1,866	$1,565	$5,023	$2,727
Other Comprehensive Income (Loss), net of taxes
Items that will subsequently be reclassified to net income
Net change in unrealized gains on fair value through OCI debt securities
Unrealized gains on fair value through OCI debt securities arising during the period (1)	56	40	4	367	169
Reclassification to earnings of (gains) during the period (2)	(19)	(40)	(4)	(64)	(27)
	37	-	-	303	142
Net change in unrealized gains (losses) on cash flow hedges
Gains (losses) on derivatives designated as cash flow hedges arising during the period (3)	1,829	(1,443)	(1,722)	2,300	(742)
Reclassification to earnings/goodwill of losses on derivatives designated as cash flow hedges during the period (4)	335	379	334	1,103	595
	2,164	(1,064)	(1,388)	3,403	(147)
Net gains (losses) on translation of net foreign operations
Unrealized gains (losses) on translation of net foreign operations	154	1,482	(1,498)	(244)	(1,411)
Unrealized gains (losses) on hedges of net foreign operations (5)	(41)	(266)	262	20	111
	113	1,216	(1,236)	(224)	(1,300)
Items that will not be subsequently reclassified to net income
Net unrealized gains on fair value through OCI equity securities arising during the period (6)	1	-	-	9	-
Net gains (losses) on remeasurement of pension and other employee future benefit plans (7)	102	43	48	54	(11)
Net gains (losses) on remeasurement of own credit risk on financial liabilities designated at fair value (8)	107	(356)	(89)	(676)	(325)
	210	(313)	(41)	(613)	(336)
Other Comprehensive Income (Loss), net of taxes	2,524	(161)	(2,665)	2,869	(1,641)
Total Comprehensive Income (Loss)	$4,389	$1,705	$(1,100)	$7,892	$1,086
Attributable to:
Bank shareholders	$4,389	$1,701	$(1,102)	$7,886	$1,081
Non-controlling interest in subsidiaries	-	4	2	6	5
Total Comprehensive Income (Loss)	$4,389	$1,705	$(1,100)	$7,892	$1,086

(1)	Net of income tax (provision) of $(21) million, $(14) million, $nil million for the three months ended and $(134) million, $(55) million for the nine months ended, respectively.
(2)	Net of income tax provision of $7 million, $15 million, $2 million for the three months ended and $24 million, $11 million for the nine months ended, respectively.
(3)	Net of income tax (provision) recovery of $(702) million, $547 million, $635 million for the three months ended and $(884) million, $367 million for the nine months ended, respectively.
(4)	Net of income tax (recovery) of $(127) million, $(144) million, $(126) million for the three months ended and $(418) million, $(223) million for the nine months ended, respectively.
(5)	Net of income tax (provision) recovery of $14 million, $103 million, $(104) million for the three months ended and $(9) million, $(96) million for the nine months ended, respectively.
(6)	Net of income tax (provision) of $ (1) million, $nil million, $nil million for the three months ended and $(4) million, $nil million for the nine months ended, respectively.
(7)	Net of income tax (provision) of $(40) million, $(17) million, $(19) million for the three months ended and $(22) million, $(19) million for the nine months ended, respectively.
(8)	Net of income tax (provision) recovery of $(42) million, $137 million, and $42 million for the three months ended and $258 million, $114 million for the nine months ended, respectively.
 The accompanying notes are an integral part of these interim consolidated financial statements.
 Certain comparative figures have been reclassified for changes in accounting policy (Note 1).

BMO Financial Group Third Quarter Report 2024 5 3

Interim Consolidated Financial Statements
Consolidated Balance Sheet

(Unaudited) (Canadian $ in millions)	As at
	July 31, 2024	October 31, 2023
Assets
Cash and Cash Equivalents	$74,761	$77,934
Interest Bearing Deposits with Banks	3,562	4,109
Securities (Note 2)
Trading	168,099	123,718
Fair value through profit or loss	18,537	16,733
Fair value through other comprehensive income	81,456	62,819
Debt securities at amortized cost	117,869	116,814
Investments in associates and joint ventures	1,653	1,461
	387,614	321,545
Securities Borrowed or Purchased Under Resale Agreements	118,005	115,662
Loans (Note 3)
Residential mortgages	186,512	177,250
Consumer instalment and other personal	92,555	104,042
Credit cards	13,437	12,294
Business and government	384,996	366,886
	677,500	660,472
Allowance for credit losses (Note 3)	(4,276)	(3,807)
	673,224	656,665
Other Assets
Derivative instruments	36,834	39,976
Customers’ liability under acceptances	495	8,111
Premises and equipment	6,249	6,241
Goodwill	16,641	16,728
Intangible assets	4,961	5,216
Current tax assets	1,456	2,052
Deferred tax assets	3,268	3,420
Receivable from brokers, dealers and clients	32,162	53,002
Other	41,238	36,345
	143,304	171,091
Total Assets	$1,400,470	$1,347,006
Liabilities and Equity
Deposits (Note 4)	$965,239	$910,879
Other Liabilities
Derivative instruments	49,488	50,193
Acceptances	495	8,111
Securities sold but not yet purchased	39,967	43,774
Securities lent or sold under repurchase agreements	125,326	106,108
Securitization and structured entities’ liabilities	36,222	27,094
Payable to brokers, dealers and clients	34,525	53,754
Other	56,930	62,742
	342,953	351,776
Subordinated Debt	9,321	8,228
Total Liabilities	1,317,513	1,270,883
Equity
Preferred shares and other equity instruments (Note 5)	8,487	6,958
Common shares (Note 5)	23,911	22,941
Contributed surplus	346	328
Retained earnings	45,451	44,006
Accumulated other comprehensive income	4,731	1,862
Total shareholders’ equity	82,926	76,095
Non-controlling interest in subsidiaries (Note 5)	31	28
Total Equity	82,957	76,123
Total Liabilities and Equity	$1,400,470	$1,347,006
 The accompanying notes are an integral part of these interim consolidated financial statements.
 Certain comparative figures have been reclassified for changes in accounting policy (Note 1).

5 4 BMO Financial Group Third Quarter Report 2024

Interim Consolidated Financial Statements
Consolidated Statement of Changes in Equity

(Unaudited) (Canadian $ in millions)	For the three months ended		For the nine months ended
	July 31, 2024	July 31, 2023	July 31, 2024	July 31, 2023
Preferred Shares and Other Equity Instruments (Note 5)
Balance at beginning of period	$8,314	$6,958	$6,958	$6,308
Issued during the period	1,023	-	2,379	650
Redeemed during the period	(850)	-	(850)	-
Balance at End of Period	8,487	6,958	8,487	6,958
Common Shares (Note 5)
Balance at beginning of period	23,896	22,062	22,941	17,744
Issued under the Shareholder Dividend Reinvestment and Share Purchase Plan	-	405	905	1,170
Issued under the Stock Option Plan	15	8	57	47
Treasury shares sold (purchased)	-	(1)	8	-
Issued to align capital position with increased regulatory requirements as announced by OSFI	-	-	-	3,360
Issued for acquisitions	-	-	-	153
Balance at End of Period	23,911	22,474	23,911	22,474
Contributed Surplus
Balance at beginning of period	350	327	328	317
Stock option expense, net of options exercised	(2)	2	9	12
Net premium (discount) on sale of treasury shares	(2)	1	9	(1)
Other	-	-	-	2
Balance at End of Period	346	330	346	330
Retained Earnings
Balance at beginning of period	44,772	43,025	44,006	45,117
Impact from accounting policy changes (Note 1)	-	-	-	(974)
Net income attributable to bank shareholders	1,865	1,563	5,017	2,722
Dividends on preferred shares and distributions payable on other equity instruments	(51)	(41)	(234)	(206)
Dividends on common shares	(1,130)	(1,054)	(3,327)	(3,089)
Equity issue expense	(5)	-	(11)	(73)
Net discount on sale of treasury shares	-	-	-	(4)
Balance at End of Period	45,451	43,493	45,451	43,493
Accumulated Other Comprehensive (Loss) on Fair Value through OCI Securities, net of taxes
Balance at beginning of period	(190)	(217)	(464)	(359)
Unrealized gains on fair value through OCI debt securities arising during the period	56	4	367	169
Unrealized gains on fair value through OCI equity securities arising during the period	1	-	9	-
Reclassification to earnings of (gains) during the period	(19)	(4)	(64)	(27)
Balance at End of Period	(152)	(217)	(152)	(217)
Accumulated Other Comprehensive (Loss) on Cash Flow Hedges, net of taxes
Balance at beginning of period	(4,209)	(3,888)	(5,448)	(5,129)
Gains (losses) on derivatives designated as cash flow hedges arising during the period	1,829	(1,722)	2,300	(742)
Reclassification to earnings/goodwill of losses on derivatives designated as cash flow hedges during the period	335	334	1,103	595
Balance at End of Period	(2,045)	(5,276)	(2,045)	(5,276)
Accumulated Other Comprehensive Income on Translation of Net Foreign Operations, net of taxes
Balance at beginning of period	5,857	5,104	6,194	5,168
Unrealized gains (losses) on translation of net foreign operations	154	(1,498)	(244)	(1,411)
Unrealized gains (losses) on hedges of net foreign operations	(41)	262	20	111
Balance at End of Period	5,970	3,868	5,970	3,868
Accumulated Other Comprehensive Income on Pension and Other Employee Future Benefit Plans, net of taxes
Balance at beginning of period	895	885	943	944
Gains (losses) on remeasurement of pension and other employee future benefit plans	102	48	54	(11)
Balance at End of Period	997	933	997	933
Accumulated Other Comprehensive Income (Loss) on Own Credit Risk on Financial Liabilities Designated at Fair Value, net of taxes
Balance at beginning of period	(146)	692	637	928
Gains (losses) on remeasurement of own credit risk on financial liabilities designated at fair value	107	(89)	(676)	(325)
Balance at End of Period	(39)	603	(39)	603
Total Accumulated Other Comprehensive Income (Loss)	4,731	(89)	4,731	(89)
Total Shareholders’ Equity	82,926	73,166	82,926	73,166
Non-Controlling Interest in Subsidiaries (Note 5)
Balance at beginning of period	31	19	28	-
Acquisition	-	-	-	16
Net income attributable to non-controlling interest in subsidiaries	-	2	6	5
Dividends to non-controlling interest in subsidiaries	-	-	(3)	-
Balance at End of Period	31	21	31	21
Total Equity	$82,957	$73,187	$82,957	$73,187
 The
accompanying notes are an integral part of these interim consolidated financial statements.
 Certain comparative figures have been reclassified for changes in accounting policy (Note 1).

BMO Financial Group Third Quarter Report 2024 5 5

Interim Consolidated Financial Statements
Consolidated Statement of Cash Flows

(Unaudited) (Canadian $ in millions)	For the three months ended		For the nine months ended
	July 31, 2024	July 31, 2023	July 31, 2024	July 31, 2023
Cash Flows from Operating Activities
Net Income	$1,865	$1,565	$5,023	$2,727
Adjustments to determine net cash flows provided by operating activities:
Securities (gains), other than trading (Note 2)	(49)	(36)	(143)	(146)
Depreciation of premises and equipment	246	252	730	724
Depreciation of other assets	7	14	24	50
Amortization of intangible assets	277	284	832	724
Provision for credit losses (Note 3)	906	492	2,238	1,732
Deferred taxes	146	(547)	(118)	(669)
Changes in operating assets and liabilities:
Trading securities	(8,011)	(12,468)	(43,770)	(18,612)
Derivative assets	1,949	(564)	7,679	20,820
Derivative liabilities	762	1,359	(3,997)	(19,324)
Current income taxes	587	54	711	(1,032)
Accrued interest receivable and payable	280	902	1,119	2,254
Brokers, dealers and clients receivable and payable	(2,841)	6,904	1,527	5,444
Other items and accruals, net	(4,137)	903	(5,749)	3,606
Deposits	25,062	19,643	56,597	28,645
Loans	(16,492)	(4,268)	(20,644)	(14,455)
Securities sold but not yet purchased	(2,263)	(1,055)	(3,630)	7,410
Securities lent or sold under repurchase agreements	4,234	(7,088)	19,285	(11,734)
Securities borrowed or purchased under resale agreements	161	3,242	(2,415)	(1,963)
Securitization and structured entities’ liabilities	(663)	1,090	9,024	(170)
Net Cash Provided by Operating Activities	2,026	10,678	24,323	6,031
Cash Flows from Financing Activities
Net increase (decrease) in liabilities of subsidiaries	(2,042)	(2,347)	(8,810)	2,456
Proceeds from issuance of covered bonds	-	2,916	-	8,027
Redemption/buyback of covered bonds	-	-	(2,327)	(8,175)
Proceeds from issuance of subordinated debt	1,000	-	1,000	-
Proceeds from issuance of preferred shares, net of issuance costs (Note 5)	1,018	-	2,368	648
Redemption of preferred shares (Note 5)	(850)	-	(850)	-
Net proceeds from issuance of common shares (Note 5)	17	6	48	3,324
Net sale (purchase) of treasury shares	-	(1)	8	-
Cash dividends and distributions paid	(1,245)	(742)	(2,659)	(2,047)
Cash dividends paid to non-controlling interest	-	-	(3)	-
Repayment of lease liabilities	(91)	(92)	(276)	(259)
Net Cash Provided by (Used in) Financing Activities	(2,193)	(260)	(11,501)	3,974
Cash Flows from Investing Activities
Net decrease in interest bearing deposits with banks	791	489	553	924
Purchases of securities, other than trading	(21,789)	(7,645)	(62,007)	(35,096)
Maturities of securities, other than trading	6,919	5,669	20,008	15,595
Proceeds from sales of securities, other than trading	9,338	5,896	26,605	19,318
Premises and equipment – net purchases	(196)	(190)	(576)	(566)
Purchased and developed software – net purchases	(217)	(178)	(556)	(572)
Acquisitions (1)	-	(155)	-	(15,107)
Net Cash Provided by (Used in) Investing Activities	(5,154)	3,886	(15,973)	(15,504)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	213	(1,537)	(22)	(705)
Net increase (decrease) in Cash and Cash Equivalents	(5,108)	12,767	(3,173)	(6,204)
Cash and Cash Equivalents at Beginning of Period	79,869	68,495	77,934	87,466
Cash and Cash Equivalents at End of Period	$74,761	$81,262	$74,761	$81,262
Supplemental Disclosure of Cash Flow Information
Net cash provided by operating activities includes:
Interest paid in the period (2)	$12,083	$9,313	$33,564	$23,493
Income taxes paid in the period	471	319	1,548	2,302
Interest received in the period	16,519	14,571	46,995	37,729
Dividends received in the period	732	698	1,923	1,777

(1)
This amount is net of $
63
million and $3,646 million cash and cash equivalents acquired as part of acquisitions for the three and nine months ended July 31, 2023. To mitigate changes in the Canadian dollar equivalent of the purchase price on close, we entered into forward contracts, which qualified for hedge accounting.

(2)	Includes dividends paid on securities sold but not yet purchased.
 The accompanying notes are an integral part of these interim consolidated financial statements.
 Certain comparative figures have been reclassified for changes in accounting policy (Note 1).

5 6 BMO Financial Group Third Quarter Report 2024

Notes to Interim Consolidated Financial Statements
July 31, 2024 (Unaudited)
Note 1: Basis of Presentation
Bank of Montreal (the bank or BMO) is a chartered bank under the
Bank Act (Canada)
and is a public company incorporated in Canada. We are a highly diversified financial services company, providing a broad range of personal and commercial banking, wealth management and investment banking products and services. The bank’s head office is at 129 rue Saint Jacques, Montreal, Quebec. Our executive offices are at 100 King Street West, 1 First Canadian Place, Toronto, Ontario. Our common shares are listed on the Toronto Stock Exchange (TSX) and the New York Stock Exchange.
These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (IAS) 34,
Interim Financial Reporting
as issued by the International Accounting Standards Board (IASB) using the same accounting policies as disclosed in our annual consolidated financial statements for the year ended October 31, 2023, except as outlined below. These condensed interim consolidated financial statements should be read in conjunction with the notes to our annual consolidated financial statements for the year ended October 31, 2023. We also comply with interpretations of International Financial Reporting Standards (IFRS) by our regulator, the Office of the Superintendent of Financial Institutions (OSFI). These interim consolidated financial statements were authorized for issue by the Board of Directors on August 27, 2024.
Interbank Offered Rate (IBOR) Reform
BMO has transitioned all Canadian Dollar Offered Rate settings to alternative reference rates, except for certain loans for which the interest rate will reset after July 31, 2024. For additional details regarding interest rate benchmarks, refer to Note 1 of our annual consolidated financial statements for the year ended October 31, 2023.
Use of Estimates and Judgments
The preparation of the interim consolidated financial statements requires management to use estimates and assumptions that affect the carrying amounts of certain assets and liabilities, certain amounts reported in net income and other related disclosures.
The most significant assets and liabilities for which we must make estimates and judgments include the allowance for credit losses (ACL); financial instruments measured at fair value; pension and other employee future benefits; impairment of securities; income taxes and deferred tax assets; goodwill and intangible assets; insurance-related assets and liabilities; provisions including legal proceedings and severance charges; transfer of financial assets and consolidation of structured entities. We make judgments in assessing the business model for financial assets as well as whether substantially all risks and rewards have been transferred in respect of transfers of financial assets and whether we control structured entities. If actual results were to differ from the estimates, the impact would be recorded in future periods.
The economic outlook is subject to several risks that could lead to a more adverse outcome for the North American economy, including the economy decelerating more rapidly than central banks anticipated due to higher interest rates, inflation staying above target and resulting in continued restrictive monetary policies, an escalation of geopolitical risks including wars in Ukraine and the Middle East, and an increase in tensions between the United States and China relating to trade protectionism and Taiwan. These tensions are likely to increase further if the U.S. November presidential election results in a new administration. The impact on our business, results of operations, reputation, financial performance and condition, including the potential for credit, counterparty and mark-to-market
losses, our credit ratings and regulatory capital and liquidity ratios, as well as impacts to our customers and competitors, will depend on future developments, which remain uncertain. By their very nature, the judgments and estimates we make for the purposes of preparing our consolidated financial statements relate to matters that are inherently uncertain. However, we have detailed policies and internal controls that are intended to ensure the judgments made in estimating these amounts are well controlled and independently reviewed, and that our policies are consistently applied from period to period. We believe that our estimates of the value of our assets and liabilities are appropriate as at July 31, 2024.
Allowance for Credit Losses
As detailed further in Note 1 of our annual consolidated financial statements for the year ended October 31, 2023, ACL consists of allowances on impaired loans, which represent estimated losses related to impaired loans in the portfolio provided for but not yet written off, and allowances on performing loans, which is our best estimate of impairment in the existing portfolio for loans that have not yet been individually identified as impaired.
The expected credit losses (ECL) model requires the recognition of credit losses generally based on 12 months of expected losses for performing loans and the recognition of lifetime losses on performing loans that have experienced a significant increase in credit risk since origination.
The determination of a significant increase in credit risk takes into account many different factors and varies by product and risk segment. The bank’s methodology for determining significant increase in credit risk is based on the change in probability of default between origination, and reporting date, assessed using probability-weighted scenarios as well as certain other criteria, such as 30 days past due and watchlist status. The assessment of a significant increase in credit risk requires experienced credit judgment.
In determining whether there has been a significant increase in credit risk and in calculating the amount of ECL, we must rely on estimates and exercise judgment regarding matters for which the ultimate outcome is unknown. These judgments include changes in circumstances that may cause future assessments of credit risk to be materially different from current assessments, which could require an increase or a decrease in the ACL. The calculation of ECL includes the explicit incorporation of forecasts of future economic conditions. We have developed models incorporating specific macroeconomic variables that are relevant to each portfolio. Key economic variables for our retail portfolios include primary operating markets of Canada, the United States and regional markets, where considered significant. Forecasts are developed internally by our Economics group, considering external data and our view of future economic conditions. We exercise experienced credit judgment to incorporate multiple economic forecasts, which are probability-weighted, in the determination of the final ECL. The allowance is sensitive to changes in both economic forecasts and the probability-weight assigned to each forecast scenario.
Additional information regarding the ACL is included in Note 3.

BMO Financial Group Third Quarter Report 2024 5 7

Insurance Contract Liabilities
Insurance contract liabilities represent estimates of fulfilment cash flows, which include a risk adjustment, and the contractual service margin (CSM). Fulfillment cash flows include estimates of future cash flows related to the remaining coverage period and for already incurred claims, which are then discounted and probability-weighted. This is based on non-financial
risk assumptions including mortality, lapse and expenses, which are based on a combination of industry and entity specific data and in the case of expenses, on historical analysis of which expenses are attributable to insurance operations. These assumptions are reviewed at least annually and updated to reflect actual experience and market conditions. In addition, we add a risk adjustment for non-financial
risk to bring the confidence level on the sufficiency for reserves to
70-80%.
The CSM is a component of the liability representing the unearned profit we will recognize as we provide services.
Changes in Accounting Policy
IFRS 17 Insurance Contracts
Effective November 1, 2023, we adopted IFRS 17
Insurance Contracts
(IFRS 17), which provides a comprehensive approach to accounting for all types of insurance contracts and replaced existing IFRS 4
Insurance Contracts
(IFRS 4).
IFRS 17 fundamentally changes the accounting for insurance contracts, with two key changes for the bank which impact the timing of income recognition:
Firstly, IFRS 17 requires us to group insurance contracts, where contracts have similar risks, were written in the same fiscal year and have similar expected profitability. IFRS 4 had no similar grouping requirement. We then measure these groups of contracts based on our estimates of the present value of future cash flows that are expected to arise as we fulfill the contracts, plus an explicit risk adjustment for insurance-specific risk. To the extent that future cash inflows exceed the future cash outflows, a CSM is recorded, representing unearned profits that will be recognized over the duration of the insurance contracts. If a group of insurance contracts is expected to experience losses, these losses are recorded in income immediately in non-interest
revenue, insurance service results. Changes in expected fulfilment cash outflows, risk adjustment and CSM will be recognized in the Consolidated Statement of Income in insurance service results over the term of the related insurance contracts. We will use this approach for all insurance contracts, except for creditor insurance and direct participating contracts. We will apply a modified approach to our direct participating products, including segregated funds, whereby their initial measurement is consistent with other insurance contracts, but the fee variability is factored into the remeasurement over the contract coverage period. For our creditor business, with a coverage period of one year or less, we will defer premiums received and recognize them in income over the coverage period and recognize a liability for claims only once a loss is incurred.
Under IFRS 4, gains/losses on new contracts were previously recognized in income immediately.
The second key difference under IFRS 17 compared to IFRS 4 is the rate used to discount our insurance contract liabilities. Under IFRS 17, the discount rate is comprised of a risk-free rate and an illiquidity premium that reflects the characteristics of these liabilities. Under IFRS 4, the discount rate was connected to the yield of the assets held to support insurance contract liabilities. We have elected the accounting policy choice under IFRS 17 to recognize the impact of changes in the discount rate and financial assumptions on insurance contract liabilities in our Consolidated Statement of Income in non-interest
revenue, insurance investment results.
On transition, we were required to apply a full retrospective approach, where we restated prior periods as if we had always applied IFRS 17, unless impracticable, in which case we were to apply either the modified retrospective approach, where we applied specific modifications to the full retrospective approach, or the fair value approach, where we determined the fair value of the CSM as the difference between the fair value of a group of contracts and our fulfilment cash flows at the date of transition. We applied the full retrospective approach to our creditor business and the fair value approach to all other products written prior to November 1, 2022. The impact of adopting IFRS 17 as at November 1, 2022 is an increase in assets of $1,075 million, an increase in liabilities of $2,181 million and a decrease in shareholders’ equity of $1,106 million after-tax.
The CSM qualifies as Tier 1 Capital. We applied the change retrospectively, as though we had always accounted for insurance contracts under IFRS 17.
IAS 40 Investment Property
On transition to IFRS 17, we voluntarily changed our accounting policy for the measurement of investment properties, included in insurance-related assets in other assets in our Consolidated Balance Sheet, from cost to fair value. This better aligns our returns on investment properties with gains and losses from our insurance business. IAS 40
Investment Property
(IAS 40) permits either measurement approach. We applied the change retrospectively, as though we had always accounted for investment properties at fair value. The result was an increase in other assets of $132 million and an increase in shareholders’ equity of $132 million after-tax
at November 1, 2022.

5 8 BMO Financial Group Third Quarter Report 2024

Transition Impacts
The following table shows the impact of these combined changes at November 1, 2022:

(Canadian $ in millions)	November 1, 2022 previously reported	IFRS 17 impacts	IAS 40 accounting policy change impacts	November 1, 2022 restated
Assets
Other Assets
Deferred tax assets	$1,175	$418	$(51)	$1,542
Other
Insurance-related assets	2,575	657	183	3,415
Total Assets	$3,750	$1,075	$132	$4,957

Liabilities
Other Liabilities
Deferred tax liabilities	$102	$-	$-	$102
Other
Insurance-related liabilities	11,201	2,181	-	13,382
Total Liabilities	$11,303	$2,181	$-	$13,484
The impact of these changes on our Common Equity Tier 1 (
CET1
) Ratio is not material.
Presentation of Insurance Results
Insurance results are presented in
non-interest
revenue, insurance service results and
non-interest
revenue, insurance investment results, in our Consolidated Statement of Income. Insurance service results include insurance revenue, insurance service expenses and reinsurance results. Insurance investment results include net returns on insurance-related assets and the impact of the change in discount rates and financial assumptions on insurance contract liabilities. We no longer report Insurance claims, commissions and changes in policy benefit liabilities.
Insurance service results in our Consolidated Statement of Income are as follows:

(Canadian $ in millions)	For the three months ended		For the nine months ended
	July 31, 2024	July 31, 2023	July 31, 2024	July 31, 2023
Insurance revenue	$440	$415	$1,307	$1,162
Insurance service expenses	(317)	(287)	(919)	(796)
Net expenses from reinsurance contracts	(23)	(32)	(90)	(81)
Insurance service results	$100	$96	$298	$285
Insurance investment results in our Consolidated Statement of Income are as follows:

(Canadian $ in millions)	For the three months ended		For the nine months ended
	July 31, 2024	July 31, 2023	July 31, 2024	July 31, 2023
Investment return	$978	$(120)	$2,046	$871
Insurance finance income (expense) from insurance and reinsurance contracts held	(899)	278	(1,911)	(814)
Movement in investment contract liabilities	(62)	35	(102)	(17)
Insurance investment results	$17	$193	$33	$40
We use the following rates for discounting fulfilment cash flows for our insurance contracts, which are based on a ri sk-fre
e yield adjusted for an illiquidity premium that reflects the liquidity characteristics of the liabilities:

Portfolio duration:	July 31, 2024	October 31, 2023
1 year	4.78%	6.10%
3 years	4.26%	5.83%
5 years	4.25%	5.69%
10 years	4.69%	5.82%
20 years	5.07%	5.85%
30 years	4.96%	5.81%
Ultimate	5.00%	5.00%

BMO Financial Group Third Quarter Report 2024 5 9

Presentation of Insurance Contract Liabilities
Insurance contract liabilities by remaining coverage and incurred claims is comprised of the following:

(Canadian $ in millions)	For the nine months ended July 31, 2024			For the twelve months ended October 31, 2023
	Liabilities for remaining coverage	Liabilities for incurred claims	Total	Liabilities for remaining coverage	Liabilities for incurred claims	Total
Insurance contract liabilities, beginning of period	$13,114	$235	$13,349	$11,850	$267	$12,117
Insurance service results	(1,171)	842	(329)	(1,403)	979	(424)
Net finance expenses from insurance contracts	2,031	-	2,031	179	-	179
Total cash flows	1,792	(871)	921	2,488	(1,013)	1,475
Other changes in the net carrying amount of the insurance contract	-	(1)	(1)	-	2	2
Insurance contract liabilities, end of period (1)	$15,766	$205	$15,971	$13,114	$235	$13,349

(1)	The liabilities for incurred claims relating to insurance contracts in our creditor and reinsurance business were $110 million as at July 31, 2024 and $131 million as at October 31, 2023.
CSM from contracts issued in 2023 was $73 million and for the nine months ended July 31, 2024 was $73 million. Total CSM as at July 31, 2024 was $1,697 million ($1,689 million as at October 31, 2023). This excludes the impact of any reinsurance held, which is not significant to the bank. Onerous contract losses in the three and nine months ended July 31, 2024 and 2023 were not material.
IFRS 9 Financial Instruments
Effective November 1, 2023, we voluntarily changed our accounting policy to account for regular way contracts to buy or sell financial assets on trade date, instead of on settlement date. This change was applied retrospectively, as is required for changes in accounting policy, as if we always recorded securities transactions on trade date. Regular way contracts are contracts which will be settled within a timeframe established by market convention or regulation. The change resulted in an increase in both assets and liabilities of $52.5 billion as at October 31, 2023.
IAS 12 Income Taxes
Effective November 1, 2023, we adopted an amendment to IAS 12
Income Taxes
(IAS 12). This amendment narrows the IAS 12 exemption to exclude transactions that give rise to equal and offsetting temporary differences (e.g. leases and asset retirement obligations). Upon adoption of the amendment, we record separate deferred tax assets and liabilities related to the assets and liabilities that give rise to these temporary differences. There was no impact on our Consolidated Balance Sheet, as the balances are eligible for offset when levied by the same tax authority. This change impacts note disclosure only.
Future Changes in IFRS
IFRS 9 Financial Instruments
In May 2024, the IASB issued amendments to IFRS 9
Financial Instruments
which introduce additional guidance in two areas. The first relates to financial assets with contingent features and when these features can be considered consistent with a basic lending arrangement, in which case the instrument can be measured at amortized cost. The second relates to the timing of derecognition of financial liabilities when payment takes place through an electronic payment system and certain conditions are met. These amendments will be effective for our fiscal year beginning November 1, 2026 and we are currently assessing their impact on our consolidated financial statements.
IAS 12 Income Taxes
In May 2023, the IASB issued an amendment to IAS 12. The amendment addresses concerns around accounting for the global minimum top-up
tax as outlined in the
two-pillar
plan for international tax reform developed by members of the Organisation for Economic
Co-operation
and Development/G20 Inclusive Framework on Base Erosion and Profit Shifting. The amendment to IAS 12 includes temporary mandatory relief from recognizing and disclosing deferred taxes related to the top-up
tax. We have applied the temporary mandatory relief related to deferred taxes in jurisdictions in which we operate where the top-up
tax legislation has been enacted or substantively enacted. The minimum tax rules in these jurisdictions are not yet effective for us and we continue to assess their financial impact. The global minimum tax rules will be effective for our fiscal year beginning November 1, 2024.
IFRS 18 Presentation and Disclosure in the Financial Statements
In April 2024, the IASB issued IFRS 18
Presentation and Disclosure in Financial Statements
(IFRS 18), which will replace IAS 1
Presentation of Financial Statements
, and will be effective for our fiscal year beginning November 1, 2027. IFRS 18 requires changes to how information is grouped and presented in the financial statements, and requires that certain management performance measures be included in the financial statements. We are currently assessing the impact of the standard on the presentation of our consolidated financial statements.

60 BMO Financial Group Third Quarter Report 2024

Note 2: Securities
Classification of Securities
The following table summarizes the carrying amounts of the bank’s securities by classification:

(Canadian $ in millions)	July 31, 2024	October 31, 2023
Trading securities (1)	$168,099	$123,718
Fair value through profit or loss securities (FVTPL)
FVTPL securities mandatorily measured at fair value	6,683	6,730
FVTPL investment securities held by Insurance subsidiaries designated at fair value	11,854	10,003
Total FVTPL securities	18,537	16,733
Fair value through other comprehensive income (FVOCI) securities (2)	81,456	62,819
Amortized cost securities (3)	117,869	116,814
Investments in associates and joint ventures	1,653	1,461
Total	$387,614	$321,545

(1)
Trading securities include interests of $11,376 million as at July 31, 2024 ($3,346 million as at October 31, 2023) in Collateralized Mortgage Obligations (CMO). We receive CMO in return for our sales of Mortgage Backed Securities (MBS) to certain structured vehicles that we do not consolidate. When we subsequently sell these CMO to third parties, but do not transfer substantially all risks and rewards of ownership to the third-party investor, or we maintain an interest in the sold instrument, we retain these CMO on our Consolidated Balance Sheet. Refer to Note 7 of our annual consolidated financial statements for the year ended October 31, 2023 for further discussion on these vehicles.

(2)	Amounts are net of ACL of $4 million ($3 million as at October 31, 2023).
(3)	Amounts are net of ACL of $3 million ($3 million as at October 31, 2023).
 Certain comparative figures have been reclassified for changes in accounting policy (Note 1).
Amortized Cost Securities
The following table summarizes the carrying value and fair value of amortized cost debt securities:

(Canadian $ in millions)	July 31, 2024		October 31, 2023
	Carrying value	Fair value	Carrying value	Fair value
Issued or guaranteed by:
Canadian federal government	$3,299	$3,278	$4,908	$4,905
Canadian provincial and municipal governments	4,378	4,379	4,613	4,605
U.S. federal government	55,666	51,414	56,878	51,063
U.S. states, municipalities and agencies	185	184	190	179
Other governments	862	846	948	779
NHA MBS, U.S. agency MBS and CMO (1)	43,886	39,945	47,590	41,134
Corporate debt	9,593	9,564	1,687	1,506
Total	$117,869	$109,610	$116,814	$104,171

(1)	These amounts are either supported by insured mortgages or issued by U.S. agencies and government-sponsored enterprises. NHA refers to the National Housing Act.
 The carrying value of securities that are part of fair value hedging relationships are adjusted for related gains (losses) on hedge contracts.
Unrealized Gains and Losses on FVOCI Securities
The following table summarizes the unrealized gains and losses on FVOCI securities:

(Canadian $ in millions)	July 31, 2024				October 31, 2023
	Cost or amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Cost or amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Issued or guaranteed by:
Canadian federal government	$28,029	$278	$(18)	$28,289	$20,579	$14	$(493)	$20,100
Canadian provincial and municipal governments	5,831	88	(27)	5,892	5,281	2	(228)	5,055
U.S. federal government	12,019	223	(70)	12,172	6,245	-	(365)	5,880
U.S. states, municipalities and agencies	5,050	23	(72)	5,001	5,486	5	(190)	5,301
Other governments	5,764	29	(8)	5,785	7,064	13	(108)	6,969
NHA MBS, U.S. agency MBS and CMO	19,825	87	(274)	19,638	16,421	12	(668)	15,765
Corporate debt	4,458	73	(29)	4,502	3,676	3	(90)	3,589
Corporate equity	134	43	-	177	129	31	-	160
Total	$81,110	$844	$(498)	$81,456	$64,881	$80	$(2,142)	$62,819
 Unrealized gains (losses) may be offset by related (losses) gains on hedge contracts.
 Certain comparative figures have been reclassified for changes in accounting policy (Note 1).
Interest Income on Debt Securities
The following table presents interest income calculated using the effective interest method:

(Canadian $ in millions)	For the three months ended		For the nine months ended
	July 31, 2024	July 31, 2023	July 31, 2024	July 31, 2023
FVOCI securities	$946	$689	$2,789	$1,812
Amortized cost securities	988	991	3,017	2,406
Total	$1,934	$1,680	$5,806	$4,218

BMO Financial Group Third Quarter Report 2024 61

Non-Interest
Revenue
Net gains and losses from securities, excluding gains and losses on trading securities, have been included in our Consolidated Statement of Income as follows:

(Canadian $ in millions)	For the three months ended		For the nine months ended
	July 31, 2024	July 31, 2023	July 31, 2024	July 31, 2023

FVTPL securities	$23	$34	$55	$111
FVOCI securities - net realized gains (1)	26	2	89	35
Impairment on FVOCI and amortized cost securities	-	-	(1)	-
Securities gains, other than trading	$49	$36	$143	$146

(1)	Gains are net of (losses) on hedge contracts.
Interest and dividend income and gains on securities held in our Insurance business are recorded in non-interest
revenue, insurance investment results, in our Consolidated Statement of Income as follows:

(Canadian $ in millions)	For the three months ended		For the nine months ended
	July 31, 2024	July 31, 2023	July 31, 2024	July 31, 2023

Interest and dividend income	$127	$117	$385	$334
Gains (losses) from securities designated at FVTPL	560	(280)	1,166	329
Realized gains from FVOCI securities	1	-	1	1
Total interest and dividend income and gains held in our Insurance business	$688	$(163)	$1,552	$664

6 2 BMO Financial Group Third Quarter Report 2024

Note 3: Loans and Allowance for Credit Losses
Credit Risk Exposure
The following table sets out our credit risk exposure for all loans carried at amortized cost, FVOCI or FVTPL as at July 31, 2024 and October 31, 2023. Stage 1 represents performing loans carried with up to a
12-month
ECL, Stage 2 represents performing loans carried with a lifetime ECL, and Stage 3 represents loans with a lifetime ECL that are credit impaired.

(Canadian $ in millions)	July 31, 2024				October 31, 2023
	Stage 1	Stage 2	Stage 3 (1)	Total	Stage 1	Stage 2	Stage 3 (1)	Total
Loans: Residential mortgages
Exceptionally low	$1	$-	$-	$1	$2	$-	$-	$2
Very low	83,763	7,550	-	91,313	85,423	171	-	85,594
Low	48,857	15,495	-	64,352	51,366	10,820	-	62,186
Medium	6,905	5,250	-	12,155	5,289	5,434	-	10,723
High	263	2,550	-	2,813	282	2,015	-	2,297
Not rated (2)	14,292	969	-	15,261	15,906	118	-	16,024
Impaired	-	-	617	617	-	-	424	424
Gross residential mortgages	154,081	31,814	617	186,512	158,268	18,558	424	177,250
ACL	53	191	8	252	73	146	5	224
Carrying amount	154,028	31,623	609	186,260	158,195	18,412	419	177,026
Loans: Consumer instalment and other personal
Exceptionally low	8,724	237	-	8,961	1,547	4	-	1,551
Very low	20,269	1,229	-	21,498	37,924	180	-	38,104
Low	26,095	5,020	-	31,115	21,406	1,052	-	22,458
Medium	7,695	5,341	-	13,036	7,971	5,686	-	13,657
High	766	1,918	-	2,684	759	2,127	-	2,886
Not rated (2)	14,341	343	-	14,684	24,426	411	-	24,837
Impaired	-	-	577	577	-	-	549	549
Gross consumer instalment and other personal	77,890	14,088	577	92,555	94,033	9,460	549	104,042
ACL	165	384	162	711	208	415	152	775
Carrying amount	77,725	13,704	415	91,844	93,825	9,045	397	103,267
Loans: Credit cards (3)
Exceptionally low	1,670	-	-	1,670	1,605	-	-	1,605
Very low	2,122	1	-	2,123	1,946	1	-	1,947
Low	2,078	51	-	2,129	1,884	70	-	1,954
Medium	4,514	801	-	5,315	3,860	890	-	4,750
High	741	844	-	1,585	533	763	-	1,296
Not rated (2)	466	149	-	615	651	91	-	742
Impaired	-	-	-	-	-	-	-	-
Gross credit cards	11,591	1,846	-	13,437	10,479	1,815	-	12,294
ACL	153	360	-	513	134	267	-	401
Carrying amount	11,438	1,486	-	12,924	10,345	1,548	-	11,893
Loans: Business and government (4)
Acceptable
Investment grade	194,063	3,230	-	197,293	202,731	3,886	-	206,617
Sub-investment grade	147,342	15,752	-	163,094	126,535	26,260	-	152,795
Watchlist	263	19,994	-	20,257	1,078	11,520	-	12,598
Impaired	-	-	4,847	4,847	-	-	2,987	2,987
Gross business and government	341,668	38,976	4,847	385,491	330,344	41,666	2,987	374,997
ACL	690	1,295	815	2,800	849	1,031	527	2,407
Carrying amount	340,978	37,681	4,032	382,691	329,495	40,635	2,460	372,590
Total gross loans and acceptances	585,230	86,724	6,041	677,995	593,124	71,499	3,960	668,583
Total net loans and acceptances	584,169	84,494	5,056	673,719	591,860	69,640	3,276	664,776
Commitments and financial guarantee contracts
Acceptable
Investment grade	195,684	315	-	195,999	195,149	1,721	-	196,870
Sub-investment grade	65,476	6,290	-	71,766	54,148	14,158	-	68,306
Watchlist	60	8,214	-	8,274	254	4,137	-	4,391
Impaired	-	-	750	750	-	-	687	687
Gross commitments and financial guarantee contracts	261,220	14,819	750	276,789	249,551	20,016	687	270,254
ACL	218	230	26	474	260	189	11	460
Carrying amount (5) (6)	$261,002	$14,589	$724	$276,315	$249,291	$19,827	$676	$269,794

(1)	Includes purchased credit impaired (PCI) loan balances.
(2)
Includes purchased portfolios and certain cases where an internal risk rating is not assigned. Alternative credit risk assessments, rating methodologies, policies and tools are used to manage credit risk for these portfolios.

(3)	Credit card loans are immediately written off when principal or interest payments are 180 days past due, and as a result are not reported as impaired in Stage 3.
(4)	Includes customers’ liability under acceptances.
(5)
Represents total contractual amounts of undrawn credit facilities and other off-balance
sheet exposures, excluding personal lines of credit and credit cards that are unconditionally cancellable at our discretion.

(6)	Certain commercial borrower commitments are conditional and may include recourse to counterparties.
 Certain comparative figures have been reclassified for changes in accounting policy (Note 1).
Allowance for Credit Losses
The ACL recorded in our Consolidated Balance Sheet is maintained at a level we consider adequate to absorb credit-related losses on our loans and other credit instruments. The ACL amounted to $4,750 million as at July 31, 2024 ($4,267 million as at October 31, 2023) of which $4,276 million ($3,807 million as at October 31, 2023) was recorded in loans and $474 million ($460 million as at October 31, 2023) was recorded in other liabilities in our Consolidated Balance Sheet.
Significant changes in gross balances, including originations, maturities, sales, write-offs and repayments in the normal course of operations, impact the ACL.

BMO Financial Group Third Quarter Report 2024 63

The following tables show the continuity in the loss
allowance
by product type for the three and nine months ended July 31, 2024 and July 31, 2023. Transfers represent the amount of ECL that moved between stages during the period, for example, moving from a
12-month
(Stage 1) to lifetime (Stage 2) ECL measurement basis. Net remeasurements represent the ECL impact due to transfers between stages, as well as changes in economic forecasts and credit quality. Model changes include new calculation models or methodologies.

(Canadian $ in millions)
For the three months ended	July 31, 2024				July 31, 2023
	Stage 1	Stage 2	Stage 3 (1)	Total	Stage 1	Stage 2	Stage 3 (1)	Total
Loans: Residential mortgages
Balance as at beginning of period	$47	$209	$13	$269	$77	$133	$8	$218
Transfer to Stage 1	45	(46)	1	-	25	(25)	-	-
Transfer to Stage 2	(2)	6	(4)	-	(4)	7	(3)	-
Transfer to Stage 3	-	(5)	5	-	-	(2)	2	-
Net remeasurement of loss allowance	(45)	31	12	(2)	(26)	59	9	42
Loan originations	7	-	-	7	8	-	-	8
Loan purchases	-	-	-	-	-	-	-	-
Derecognitions and maturities	-	(4)	-	(4)	(1)	(3)	-	(4)
Model changes	-	-	-	-	-	-	-	-
Total PCL (2)	5	(18)	14	1	2	36	8	46
Write-offs (3)	-	-	(1)	(1)	-	-	(1)	(1)
Recoveries of previous write-offs	-	-	1	1	-	-	2	2
Foreign exchange and other	1	1	(10)	(8)	(1)	(2)	(7)	(10)
Balance as at end of period	$53	$192	$17	$262	$78	$167	$10	$255
Loans: Consumer instalment and other personal
Balance as at beginning of period	$166	$394	$169	$729	$257	$364	$130	$751
Transfer to Stage 1	66	(62)	(4)	-	66	(63)	(3)	-
Transfer to Stage 2	(10)	24	(14)	-	(15)	27	(12)	-
Transfer to Stage 3	(1)	(35)	36	-	(3)	(27)	30	-
Net remeasurement of loss allowance	(51)	92	120	161	(68)	111	86	129
Loan originations	11	-	-	11	17	3	-	20
Loan purchases	-	-	-	-	-	-	-	-
Derecognitions and maturities	(5)	(9)	-	(14)	(7)	(12)	-	(19)
Model changes	-	-	-	-	-	-	-	-
Total PCL (2)	10	10	138	158	(10)	39	101	130
Write-offs (3)	-	-	(157)	(157)	-	-	(98)	(98)
Recoveries of previous write-offs	-	-	33	33	-	-	19	19
Foreign exchange and other	1	-	(15)	(14)	(5)	(3)	(11)	(19)
Balance as at end of period	$177	$404	$168	$749	$242	$400	$141	$783
Loans: Credit cards
Balance as at beginning of period	$207	$383	$-	$590	$156	$270	$-	$426
Transfer to Stage 1	56	(56)	-	-	41	(41)	-	-
Transfer to Stage 2	(16)	16	-	-	(12)	12	-	-
Transfer to Stage 3	(2)	(83)	85	-	-	(43)	43	-
Net remeasurement of loss allowance	(41)	149	73	181	(33)	88	54	109
Loan originations	21	-	-	21	20	1	-	21
Loan purchases	-	-	-	-	-	-	-	-
Derecognitions and maturities	(2)	(7)	-	(9)	(2)	(6)	-	(8)
Model changes	-	-	-	-	-	-	-	-
Total PCL (2)	16	19	158	193	14	11	97	122
Write-offs (3)	-	-	(192)	(192)	-	-	(115)	(115)
Recoveries of previous write-offs	-	-	48	48	-	-	28	28
Foreign exchange and other	(1)	1	(14)	(14)	(2)	-	(10)	(12)
Balance as at end of period	$222	$403	$-	$625	$168	$281	$-	$449
Loans: Business and government
Balance as at beginning of period	$884	$1,353	$653	$2,890	$1,162	$871	$405	$2,438
Transfer to Stage 1	91	(86)	(5)	-	74	(65)	(9)	-
Transfer to Stage 2	(63)	76	(13)	-	(52)	61	(9)	-
Transfer to Stage 3	(2)	(73)	75	-	(2)	(58)	60	-
Net remeasurement of loss allowance	(117)	242	461	586	(94)	236	85	227
Loan originations	70	-	-	70	58	-	-	58
Loan purchases	-	-	-	-	-	-	-	-
Derecognitions and maturities	(35)	(67)	-	(102)	(27)	(54)	-	(81)
Model changes	-	-	-	-	-	-	-	-
Total PCL (2)	(56)	92	518	554	(43)	120	127	204
Write-offs (3)	-	-	(293)	(293)	-	-	(91)	(91)
Recoveries of previous write-offs	-	-	24	24	-	-	10	10
Foreign exchange and other	(1)	16	(76)	(61)	(42)	(4)	(16)	(62)
Balance as at end of period	$827	$1,461	$826	$3,114	$1,077	$987	$435	$2,499
Total as at end of period	$1,279	$2,460	$1,011	$4,750	$1,565	$1,835	$586	$3,986
Comprising: Loans	$1,061	$2,230	$985	$4,276	$1,296	$1,648	$576	$3,520
Other credit instruments (4)	218	230	26	474	269	187	10	466

(1)	Includes changes in the allowance for PCI loans.
(2)	Excludes PCL on other assets of $ nil million for the three months ended July 31, 2024 ($(10) million for the three months ended July 31, 2023).
(3)
Generally, we continue to seek recovery on amounts that were written off during the year, unless the loan is sold, we no longer have the right to collect or we have exhausted all reasonable efforts to collect.

(4)	Other credit instruments, including off-balance sheet items, are recorded in other liabilities in our Consolidated Balance Sheet.

6 4 BMO Financial Group Third Quarter Report 2024

(Canadian $ in millions)
For the nine months ended	July 31, 2024				July 31, 2023
	Stage 1	Stage 2	Stage 3 (1)	Total	Stage 1	Stage 2	Stage 3 (1)	Total
Loans: Residential mortgages
Balance as at beginning of period	$73	$151	$10	$234	$59	$67	$16	$142
Transfer to Stage 1	98	(98)	-	-	64	(64)	-	-
Transfer to Stage 2	(24)	34	(10)	-	(15)	22	(7)	-
Transfer to Stage 3	-	(19)	19	-	(1)	(8)	9	-
Net remeasurement of loss allowance	(108)	138	24	54	(58)	93	9	44
Loan originations	17	-	-	17	21	-	-	21
Loan purchases	-	-	-	-	31	-	-	31
Derecognitions and maturities	(2)	(9)	-	(11)	(3)	(5)	-	(8)
Model changes	(1)	(5)	-	(6)	(19)	63	-	44
Total PCL (2)	(20)	41	33	54	20	101	11	132
Write-offs (3)	-	-	(4)	(4)	-	-	(6)	(6)
Recoveries of previous write-offs	-	-	4	4	-	-	5	5
Foreign exchange and other	-	-	(26)	(26)	(1)	(1)	(16)	(18)
Balance as at end of period	$53	$192	$17	$262	$78	$167	$10	$255
Loans: Consumer instalment and other personal
Balance as at beginning of period	$220	$434	$152	$806	$111	$304	$102	$517
Transfer to Stage 1	237	(225)	(12)	-	193	(185)	(8)	-
Transfer to Stage 2	(31)	66	(35)	-	(40)	72	(32)	-
Transfer to Stage 3	(5)	(100)	105	-	(16)	(71)	87	-
Net remeasurement of loss allowance	(202)	209	322	329	(177)	313	209	345
Loan originations	44	-	-	44	44	4	-	48
Loan purchases	-	-	-	-	179	-	-	179
Derecognitions and maturities	(12)	(25)	(11)	(48)	(20)	(26)	-	(46)
Model changes	15	46	-	61	(26)	(8)	-	(34)
Total PCL (2)	46	(29)	369	386	137	99	256	492
Write-offs (3)	-	-	(472)	(472)	-	-	(242)	(242)
Recoveries of previous write-offs	-	-	156	156	-	-	48	48
Foreign exchange and other	(89)	(1)	(37)	(127)	(6)	(3)	(23)	(32)
Balance as at end of period	$177	$404	$168	$749	$242	$400	$141	$783
Loans: Credit cards
Balance as at beginning of period	$188	$308	$-	$496	$115	$250	$-	$365
Transfer to Stage 1	172	(172)	-	-	126	(126)	-	-
Transfer to Stage 2	(43)	43	-	-	(32)	32	-	-
Transfer to Stage 3	(4)	(199)	203	-	(2)	(116)	118	-
Net remeasurement of loss allowance	(146)	434	235	523	(116)	258	135	277
Loan originations	58	-	-	58	59	1	-	60
Loan purchases	-	-	-	-	25	-	-	25
Derecognitions and maturities	(6)	(20)	-	(26)	(5)	(17)	-	(22)
Model changes	4	9	-	13	-	-	-	-
Total PCL (2)	35	95	438	568	55	32	253	340
Write-offs (3)	-	-	(523)	(523)	-	-	(299)	(299)
Recoveries of previous write-offs	-	-	123	123	-	-	70	70
Foreign exchange and other	(1)	-	(38)	(39)	(2)	(1)	(24)	(27)
Balance as at end of period	$222	$403	$-	$625	$168	$281	$-	$449
Loans: Business and government
Balance as at beginning of period	$1,043	$1,155	$533	$2,731	$746	$789	$439	$1,974
Transfer to Stage 1	478	(458)	(20)	-	212	(199)	(13)	-
Transfer to Stage 2	(237)	268	(31)	-	(124)	180	(56)	-
Transfer to Stage 3	(6)	(226)	232	-	(19)	(109)	128	-
Net remeasurement of loss allowance	(551)	851	949	1,249	(286)	449	193	356
Loan originations	217	8	-	225	199	3	-	202
Loan purchases	-	-	-	-	470	-	-	470
Derecognitions and maturities	(119)	(231)	(11)	(361)	(105)	(147)	-	(252)
Model changes	53	57	-	110	-	(1)	-	(1)
Total PCL (2)	(165)	269	1,119	1,223	347	176	252	775
Write-offs (3)	-	-	(737)	(737)	-	-	(234)	(234)
Recoveries of previous write-offs	-	-	114	114	-	-	35	35
Foreign exchange and other	(51)	37	(203)	(217)	(16)	22	(57)	(51)
Balance as at end of period	$827	$1,461	$826	$3,114	$1,077	$987	$435	$2,499
Total as at end of period	$1,279	$2,460	$1,011	$4,750	$1,565	$1,835	$586	$3,986
Comprising: Loans	$1,061	$2,230	$985	$4,276	$1,296	$1,648	$576	$3,520
Other credit instruments (4)	218	230	26	474	269	187	10	466

(1)	Includes changes in the allowance for PCI loans.
(2)	Excludes PCL on other assets of $ 7 million for the nine months ended July 31, 2024 ($(7) million for the nine months ended July 31, 2023).
(3)
Generally, we continue to seek recovery on amounts that were written off during the year, unless the loan is sold, we no longer have the right to collect or we have exhausted all reasonable efforts to collect.

(4)	Other credit instruments, including off-balance sheet items, are recorded in other liabilities in our Consolidated Balance Sheet.

BMO Financial Group Third Quarter Report 2024 6 5

Purchased Loans
As part of our acquisition of Bank of the West, we identified loans purchased as either purchased performing loans or PCI loans. As at July 31, 2024, purchased performing loans recorded in our Consolidated Balance Sheet totalled $47,629 million ($68,025 million as at October 31, 2023), including a remaining fair value mark of $(1,587) million ($(2,317) million as at October 31, 2023). As at July 31, 2024, PCI loans recorded in our Consolidated Balance Sheet totalled $139 million ($219 million as at October 31, 2023), including a remaining fair value mark of $(25) million ($(61) million as at October 31, 2023).
Loans Past Due Not Impaired
Loans that are past due but not classified as impaired are loans where our customers have failed to make payments when contractually due but for which we expect the full amount of principal and interest payments to be collected, or loans which are held at fair value. The following table presents loans that are past due but not classified as impaired as at July 31, 2024 and October 31, 2023. Loans less than 30 days past due are excluded as they are not generally representative of the borrower’s ability to meet their payment obligations.

(Canadian $ in millions)	July 31, 2024			October 31, 2023
	30 to 89 days	90 days or more (1)	Total	30 to 89 days	90 days or more (1)	Total
Residential mortgages	$763	$8	$771	$707	$9	$716
Consumer instalment and other personal	724	160	884	1,003	129	1,132
Business and government	790	10	800	826	18	844
Total	$2,277	$178	$2,455	$2,536	$156	$2,692

(1)	Fully secured loans with amounts between 90 and 180 days past due that we have not classified as impaired totalled $8 million and $10 million as at July 31, 2024 and October 31, 2023, respectively.
ECL Sensitivity and Key Economic Variables
The ECL model requires the recognition of credit losses generally based on 12 months of expected losses for performing loans and the recognition of lifetime losses on performing loans that have experienced a significant increase in credit risk since origination.
The allowance for performing loans is sensitive to changes in both economic forecasts and the probability-weight assigned to each forecast scenario. Many of the factors have a high degree of interdependency, although there is no single factor to which loan loss allowances as a whole are sensitive.
The upside scenario as at July 31, 2024 assumes a stronger economic environment than the base case forecast, with lower unemployment rates.
As at July 31, 2024, our base case scenario depicts a relatively weak economic environment in the near-term, largely in response to higher interest rates and tighter lending conditions, and a moderate economic recovery over the medium-term as inflation is expected to ease further and lead to lower interest rates. Our base case forecast as at October 31, 2023 broadly depicted a similar economic environment over the projection period though with generally weaker financial conditions. If we assumed a
100% weight on the base case forecast and included the impact of loan migration by restaging, with other assumptions held constant, including the application of experienced credit judgment, the allowance on performing loans would be approximately $2,225 million as at July 31, 2024 ($2,625 million as at October 31, 2023), compared to the reported allowance for performing loans of $3,739 million ($3,572 million as at October 31, 2023).
In the second quarter of fiscal 2024, we added a fourth scenario reflecting a less severe downside which improves the continuum of economic forecasts used in the allowance estimation. As at July 31, 2024, our downside scenario assumes a significant escalation of the Ukraine war and a sharp contraction in the Canadian and U.S. economies in the near-term, followed by a relatively slow recovery. Our severe downside scenario depicts a deeper contraction in the Canadian and U.S. economies than in the downside scenario. The severe downside scenario as at October 31, 2023 broadly depicted a similar economic environment over the projection period. If we assumed a 100%
severe downside economic forecast and included the impact of loan migration by restaging, with other assumptions held constant, including the application of experienced credit judgment, the allowance on performing loans would be approximately
$
6,875
million as at July 31, 2024 (
$
6,025

million as at October 31, 2023), compared to the reported allowance for performing loans of
$
3,739
million ($
3,572
 million as at October 31, 2023).
Actual results in a recession will differ as our portfolio will change through time due to migration, growth, risk mitigation actions and other factors. In addition, our allowance will reflect the four economic scenarios used in assessing the allowance, with often unequal weightings attached to each scenario that can change through time.

6 6 BMO Financial Group Third Quarter Report 2024

The following tables show the key economic variables used to estimate the allowance on performing loans forecast over the next 12 months or lifetime measurement period. While the values disclosed below are national variables, we use regional variables in the underlying models and consider factors impacting particular industries where appropriate.

	As at July 31, 2024
	Scenarios
All figures are average annual values	Upside		Base		Downside		Severe downside
	First 12 months	Remaining horizon (1)	First 12 months	Remaining horizon (1)	First 12 months	Remaining horizon (1)	First 12 months	Remaining horizon (1)
Real GDP growth rates (2)
Canada	4.4%	2.7%	1.7%	1.9%	(2.5)%	1.3%	(3.8)%	1.2%
United States	4.0%	2.4%	1.6%	1.9%	(2.3)%	1.4%	(3.5)%	1.3%
Corporate BBB 10-year spread
Canada	1.3%	1.8%	1.9%	2.0%	3.6%	3.0%	4.2%	3.5%
United States	0.7%	1.6%	1.5%	2.0%	3.4%	3.1%	4.6%	3.6%
Unemployment rates
Canada	4.9%	4.4%	6.4%	5.7%	8.7%	9.3%	9.4%	10.2%
United States	3.2%	2.8%	4.2%	4.0%	6.6%	7.1%	7.7%	8.5%
Housing Price Index (2)
Canada (3)	3.9%	6.0%	(0.4)%	3.5%	(13.3)%	(1.0)%	(20.7)%	(5.0)%
United States (4)	6.1%	4.1%	3.0%	2.6%	(9.4)%	(0.9)%	(19.1)%	(4.3)%

	As at October 31, 2023
	Scenarios
All figures are average annual values			Upside		Base		Severe downside
			First 12 months	Remaining horizon (1)	First 12 months	Remaining horizon (1)	First 12 months	Remaining horizon (1)
Real GDP growth rates (2)
Canada			3.2%	2.6%	0.4%	1.9%	(3.9)%	1.2%
United States			4.1%	2.5%	1.4%	2.0%	(3.5)%	1.4%
Corporate BBB 10-year spread
Canada			1.7%	1.8%	2.4%	2.0%	4.2%	3.5%
United States			1.4%	1.7%	2.2%	2.1%	4.6%	3.5%
Unemployment rates
Canada			4.2%	3.7%	5.9%	5.7%	9.3%	10.1%
United States			2.9%	2.5%	4.2%	4.1%	7.5%	8.3%
Housing Price Index (2)
Canada (3)			9.9%	6.9%	5.5%	4.5%	(20.2)%	(5.0)%
United States (4)			2.7%	3.7%	(0.5)%	2.3%	(19.2)%	(4.3)%

(1)	The remaining forecast period is two years.
(2)	Real gross domestic product (GDP) and housing price index are averages of quarterly year-over-year growth rates.
(3)	In Canada, we use the Housing Price Index Benchmark Composite.
(4)	In the United States, we use the National Case-Shiller House Price Index.
The ECL approach requires the recognition of credit losses generally based on 12 months of expected losses for performing loans (Stage 1) and the recognition of lifetime expected losses for performing loans that have experienced a significant increase in credit risk since origination (Stage 2). Under our current probability-weighted scenarios, if all our performing loans were in Stage 1, our models would generate an allowance for performing loans of approximately $2,725 million ($2,800 million as at October 31, 2023), compared to the reported allowance for performing loans of $3,739 million ($3,572 million as at October 31, 2023).

BMO Financial Group Third Quarter Report 2024 6 7

Note 4: Deposits and Subordinated Debt
Deposits

	Payable on demand
(Canadian $ in millions)	Interest bearing	Non-interest bearing	Payable after notice (1)	Payable on a fixed date (2) (3)	July 31, 2024	October 31, 2023
Deposits by:

Banks (4)	$4,185	$1,540	$1,527	$22,344	$29,596	$29,587
Business and government	68,507	39,971	204,459	294,326	607,263	575,957
Individuals	3,671	33,959	138,331	152,419	328,380	305,335
Total (5)	$76,363	$75,470	$344,317	$469,089	$965,239	$910,879
Booked in:
Canada	$65,553	$64,761	$143,334	$328,469	$602,117	$564,412
United States	10,691	10,708	198,739	95,055	315,193	301,064
Other countries	119	1	2,244	45,565	47,929	45,403
Total	$76,363	$75,470	$344,317	$469,089	$965,239	$910,879

(1)	Includes $46,607 million of non-interest bearing deposits as at July 31, 2024 ($49,515 million as at October 31, 2023).
(2)
Includes $64,189 million of senior unsecured debt as at July 31, 2024 subject to the Bank Recapitalization
(Bail-In)
regime ($63,925 million as at October 31, 2023). The
Bail-In
regime provides certain statutory powers to the Canada Deposit Insurance Corporation, including the ability to convert specified eligible shares and liabilities into common shares if the bank becomes non-viable.

(3)
Deposits totalling $31,363 million as at July 31, 2024 ($30,852 million as at October 31, 2023) can be redeemed early, either fully or partially, by customers without penalty. These are classified as payable on a fixed date, based on their remaining contractual maturities.

(4)	Includes regulated and central banks.
(5)
Includes $506,950 million of deposits denominated in U.S. dollars as at July 31, 2024 ($492,404 million as at October 31, 2023), and $56,436 million of deposits denominated in other foreign currencies ($55,705 million as at October 31, 2023).

 Certain comparative figures have been reclassified for changes in accounting policy (Note 1).
The following table presents deposits payable on a fixed date and greater than one hundred thousand dollars:

(Canadian $ in millions)	Canada	United States	Other	Total

As at July 31, 2024	$277,253	$84,052	$45,562	$406,867
As at October 31, 2023	269,262	73,226	43,106	385,594
The following table presents the maturity schedule for deposits payable on a fixed date greater than one hundred thousand dollars, which are booked in Canada:

(Canadian $ in millions)	Less than 3 months	3 to 6 months	6 to 12 months	Over 12 months	Total

As at July 31, 2024	$51,757	$39,244	$60,405	$125,847	$277,253
As at October 31, 2023	55,070	38,509	61,370	114,313	269,262
Subordinated Debt
On Aug 12, 2024, we announced our intention to redeem all of our $1,000 million 2.88
% Series J Medium-Term Notes (non-viability contingent capital (NVCC)) First Tranche, at a redemption price of 100% of the principal amount plus unpaid accrued interest to, but excluding, the redemption date on
September 17, 2024.
On July 3, 2024, we issued $
1,000 million of 4.976
% Series M Medium-Term Notes (NVCC) Second Tranche through our Canadian Medium-Term Note Program. The notes will reset to a floating rate on
July 3, 2029.

6 8 BMO Financial Group Third Quarter Report 2024

Note 5: Equity
Preferred and Common Shares Outstanding and Other Equity Instruments
(1)

(Canadian $ in millions, except as noted)	July 31, 2024			October 31, 2023
	Number of shares	Amount	Dividends declared per share (2)	Number of shares	Amount	Dividends declared per share (2)	Convertible into
Preferred Shares - Classified as Equity
Class B – Series 27	-	$-	$0.48	20,000,000	$500	$0.96	Class B - Series 28	(3) (4)
Class B – Series 29	16,000,000	400	0.68	16,000,000	400	0.91	Class B - Series 30	(3) (4)
Class B – Series 31	12,000,000	300	0.72	12,000,000	300	0.96	Class B - Series 32	(3) (4)
Class B – Series 33	8,000,000	200	0.57	8,000,000	200	0.76	Class B - Series 34	(3) (4)
Class B – Series 44	16,000,000	400	1.28	16,000,000	400	1.21	Class B - Series 45	(3) (4)
Class B – Series 46	-	-	0.64	14,000,000	350	1.28	Class B - Series 47	(3) (4)
Class B – Series 50	500,000	500	36.87	500,000	500	73.73	Not convertible	(4)
Class B – Series 52	650,000	650	35.29	650,000	650	57.52	Not convertible	(4)
Preferred Shares - Classified as Equity		$2,450			$3,300
							Recourse to
Other Equity Instruments
4.800% Additional Tier 1 Capital Notes (AT1 Notes)		$658			$658		-	(4) (6)
4.300% Limited Recourse Capital Notes, Series 1 (Series 1 LRCNs)		1,250			1,250	Preferred Shares Series 48		(4) (5) (6)
5.625% Limited Recourse Capital Notes, Series 2 (Series 2 LRCNs)		750			750	Preferred Shares Series 49		(4) (5) (6)
7.325% Limited Recourse Capital Notes, Series 3 (Series 3 LRCNs)		1,000			1,000	Preferred Shares Series 51		(4) (5) (6)
7.700% Limited Recourse Capital Notes, Series 4 (Series 4 LRCNs)		1,356			-	Preferred Shares Series 53		(4) (5) (6)
7.300% Limited Recourse Capital Notes, Series 5 (Series 5 LRCNs)		1,023			-	Preferred Shares Series 54		(4) (5) (6)
Other Equity Instruments		6,037			3,658
Preferred Shares and Other Equity Instruments		8,487			6,958
Common Shares	729,413,376	$23,911	$4.57	720,909,161	$22,941	$5.80		(7) (8) (9)

(1)	For additional information refer to Notes 16 and 20 of our annual consolidated financial statements for the year ended October 31, 2023.
(2)
Represents
year-to-date
dividends declared per share as at reporting date.
Non-cumulative
dividends on preferred shares are payable quarterly as and when declared by the Board of Directors, except for Class B – Series 50 and 52 preferred share dividends, which are payable semi-annually.

(3)	If converted, the holders have the option to convert back to the original preferred shares on subsequent redemption dates, subject to certain conditions.
(4)
The instruments issued include a NVCC provision, which is necessary for the preferred shares, AT1 Notes and by virtue of the recourse to the Preferred Shares Series 48, Preferred Shares Series 49, Preferred Shares Series 51, Preferred Shares Series 53 and Preferred Shares Series 54 (collectively, the LRCN Preferred Shares) for Series 1, Series 2, Series 3, Series 4 and Series 5 LRCNs (collectively, the LRCNs), respectively, to qualify as regulatory capital under Basel III. As such, they are convertible into a variable number of our common shares if OSFI announces that the bank is, or is about to become, non-viable
or if a federal or provincial government in Canada publicly announces that the bank has accepted or agreed to accept a capital injection, or equivalent support, to avoid non-viability.
In such an event, each preferred share, including the LRCN Preferred Shares and AT1 Notes, is convertible into common shares pursuant to an automatic conversion formula and a conversion price based on the greater of: (i) a floor price of $5.00 and (ii) the current market price of our common shares based on the volume weighted average trading price of our common shares on the TSX. The number of common shares issued is determined by dividing the value of the preferred share or other equity instrument, including declared and unpaid dividends, by the conversion price and then applying the multiplier.

(5)
Non-deferrable
interest is payable semi-annually on the Series 1, Series 2 and Series 3 LRCNs and quarterly on the Series 4 and Series 5 LRCNs at the bank’s discretion.
Non-payment
of interest will result in a recourse event, with the noteholders’ sole remedy being the holders’ proportionate share of trust assets comprised of the LRCN Preferred Shares, each series of which is issued concurrently with the corresponding LRCNs and are eliminated on consolidation. In such an event, the delivery of the trust assets will represent the full and complete extinguishment of our obligations under the LRCNs. In circumstances where the LRCN Preferred Shares are converted into common shares of the bank under the NVCC provision, the LRCNs would be redeemed and the noteholders’ sole remedy would be their proportionate share of trust assets, then comprised of common shares of the bank received by the trust on conversion.

(6)	The rates represent the annual interest rate percentage applicable to the notes issued as at the reporting date.
(7)
The stock options issued under the Stock Option Plan are convertible into 6,726,164 common shares as at July 31, 2024 (6,312,576 common shares as at October 31, 2023) of which 3,028,132 are exercisable as at July 31, 2024 (2,759,935 as at October 31, 2023).

(8)
During the three and nine months ended July 31, 2024, we issued nil and 7,790,724 common shares, under the Shareholder Dividend Reinvestment and Share Purchase Plan (3,561,234 and 9,492,623 common shares during the three and nine months ended July 31, 2023) and we issued 160,277 and 639,980 common shares, under the Stock Option Plan (100,379 and 588,018 common shares during the three and nine months ended July 31, 2023).

(9)	Common shares are net of nil treasury shares as at July 31, 2024 (73,511 treasury shares as at October 31, 2023).
Other Equity Instruments
On July 17, 2024, we issued US$750 million 7.300% Limited Recourse Capital Notes, Series 5. On March 8, 2024, we issued US$1,000 million 7.700% Limited Recourse Capital Notes, Series 4. These issuances, together with our AT1
N
otes and existing LRCNs are classified as equity and form part of our additional Tier 1 NVCC. The AT1 Notes and LRCNs are compound financial instruments that have both equity and liability features. On the date of issuance, we assigned an insignificant value to the liability components of both instruments and, as a result, the full amount of proceeds has been classified as equity and form part of our additional Tier 1 NVCC. Distributions on the AT1 Notes and LRCNs are recognized as a reduction in equity when payable. The AT1 Notes and LRCNs are subordinate to the claims of the depositors and certain other creditors in right of payment.
Preferred Shares
On August 2
5
, 2024, we redeemed all of our outstanding 16 million
Non-Cumulative
5-year
Rate Reset Class B Preferred Shares, Series 29 (NVCC) for an aggregate total of $400 million. On May 25, 2024, we redeemed all of our outstanding 20 million
Non-Cumulative
5-year
Rate Reset Class B Preferred Shares, Series 27 (NVCC) for an aggregate total of $500 million. On May 25, 2024, we also redeemed all of our outstanding 14 million
Non-Cumulative
5-year
Rate Reset Class B Preferred Shares, Series 46 (NVCC) for an aggregate total of $350 million.

BMO Financial Group Third Quarter Report 2024 6 9

On October 19, 2023, we announced that we did not intend to exercise our right to redeem the current outstanding
Non-Cumulative
5-Year
Rate Reset Class B Preferred Shares, Series 44 (Preferred Shares Series 44) on November 25, 2023. As a result, subject to certain conditions, the holders of Preferred Shares Series 44 had the right, at their option, by November 10, 2023, to convert any or all of their Preferred Shares Series 44 on a one-for-one
basis into
Non-Cumulative
Floating Rate Class B Preferred Shares, Series 45 (Preferred Shares Series 45). During the conversion period, which ran from October 25, 2023 to November 10, 2023, 93,870 Preferred Shares Series 44 were tendered for conversion into Preferred Shares Series 45, which is less than the minimum 1,000,000 required to give effect to the conversion, as described in the Preferred Shares Series 44 prospectus supplement dated September 10, 2018. As a result, no Preferred Shares Series 45 were issued and the holders of Preferred Shares Series 44 retained their shares. The dividend rate for the Preferred Shares Series 44 for the five-year period commencing on November 25, 2023 to, but excluding, November 25, 2028, is 6.816%.
Shareholder Dividend Reinvestment and Share Purchase Plan
In the first and second quarter of 2024, common shares under the Shareholder Dividend Reinvestment and Share Purchase Plan (the Plan) were issued by the bank from treasury with a 2% discount, calculated in accordance with the terms of the Plan.
In the third quarter of 2024 and until further notice, common shares under the Plan will be purchased on the open market without a discount.
Non-Controlling
Interest
Non-controlling
interest in subsidiaries, relating to our acquisition of Bank of the West, was $31 million as at July 31, 2024 ($28 million as at October 31, 2023).

Note 6: Fair Value Measurements
Fair Value of Financial Instruments Not Carried at Fair Value on the Balance Sheet
Set out in the following table are the amounts that would be reported if all financial instruments not currently carried at fair value were reported at their fair values. Refer to Note 17 of our annual consolidated financial statements for the year ended October 31, 2023 for further discussion on the determination of fair value.

(Canadian $ in millions)	July 31, 2024		October 31, 2023
	Carrying value	Fair value	Carrying value	Fair value
Securities (1)
Amortized cost	$117,869	$109,610	$116,814	$104,171

Loans (1) (2)
Residential mortgages	186,183	183,784	175,350	167,863
Consumer instalment and other personal	91,844	91,102	103,267	101,023
Credit cards	12,924	12,924	11,893	11,893
Business and government	369,027	368,725	358,712	357,027
	659,978	656,535	649,222	637,806

Deposits (3)	911,856	911,360	875,034	871,776
Securitization and structured entities’ liabilities (4)	22,064	21,769	24,631	23,739
Other liabilities (5)	4,139	3,586	4,160	3,287
Subordinated debt	9,321	9,430	8,228	7,849
 This table excludes financial instruments with a carrying value approximating fair value, such as cash and cash equivalents, interest bearing deposits with banks, securities borrowed or purchased under resale agreements, customers’ liability under acceptances, certain other assets, certain other liabilities, acceptances and securities lent or sold under repurchase agreements.

(1)	Carrying value is net of ACL.
(2)
Excludes $77 million of residential mortgages classified as FVTPL, $13,112 million of business and government loans classified as FVTPL and $60 million of business and government loans classified as FVOCI ($1,676 million, $5,720 million and $58 million, respectively, as at October 31, 2023).

(3)
Excludes $44,789 million of structured note liabilities, $7,562 million of money market deposits, $774 million of structured deposits and $258 million of metals deposits measured at fair value ($35,300 million, $nil million, $341 million and $204 million, respectively, as at October 31, 2023).

(4)	Excludes $14,158 million of securitization and structured entities’ liabilities classified as FVTPL ($2,463 million as at October 31, 2023).
(5)	Other liabilities include certain other liabilities of subsidiaries, other than deposits.
 Certain comparative figures have been reclassified for changes in accounting policy (Note 1).
Fair Value Hierarchy
We use a fair value hierarchy to categorize assets and liabilities carried at fair value according to the inputs we use in valuation techniques to measure fair value.

70 BMO Financial Group Third Quarter Report 2024

Valuation Techniques and Significant Inputs
We determine the fair value of financial assets and liabilities using quoted prices in active markets (Level 1) when these are available. When quoted prices in active markets are not available, we determine the fair value of financial assets and liabilities using models such as discounted cash flows with observable market data for inputs, such as yields or broker quotes and other third-party vendor quotes (Level 2). Fair value may also be determined using models where significant market inputs are not observable due to inactive markets or minimal market activity (Level 3). We maximize the use of observable market inputs to the extent possible.
Our Level 2 trading securities are primarily valued using discounted cash flow models with observable spreads or broker quotes. The fair value of Level 2 FVOCI securities is determined using discounted cash flow models with observable spreads or third-party vendor quotes. Level 2 structured note liabilities are valued using models with observable market information. Level 2 derivative assets and liabilities are valued using industry standard models and observable market information.

BMO Financial Group Third Quarter Report 2024 71

The extent of our use of actively quoted market prices (Level 1), internal models using observable market information as inputs (Level 2) and models without observable market information as inputs (Level 3) in the valuation of securities, loans classified as FVTPL and FVOCI, other assets, fair value liabilities, derivative assets and derivative liabilities is presented in the following table:

(Canadian $ in millions)	July 31, 2024				October 31, 2023
	Valued using quoted market prices	Valued using models (with observable inputs)	Valued using models (without observable inputs)	Total	Valued using quoted market prices	Valued using models (with observable inputs)	Valued using models (without observable inputs)	Total
Trading Securities
Issued or guaranteed by:
Canadian federal government	$1,458	$11,191	$-	$12,649	$1,176	$10,194	$-	$11,370
Canadian provincial and municipal governments	-	7,938	-	7,938	-	7,169	-	7,169
U.S. federal government	2,546	22,935	-	25,481	3,593	16,539	-	20,132
U.S. states, municipalities and agencies	-	911	-	911	-	279	-	279
Other governments	319	3,077	-	3,396	20	2,521	-	2,541
NHA MBS, and U.S. agency MBS and CMO	-	37,067	41	37,108	-	21,517	-	21,517
Corporate debt	-	13,422	-	13,422	-	11,933	-	11,933
Trading loans	-	739	-	739	-	450	-	450
Corporate equity	66,002	453	-	66,455	48,094	196	37	48,327
	70,325	97,733	41	168,099	52,883	70,798	37	123,718
FVTPL Securities
Issued or guaranteed by:
Canadian federal government	81	269	-	350	4	212	-	216
Canadian provincial and municipal governments	-	1,507	-	1,507	-	1,166	-	1,166
U.S. federal government	2	1,670	-	1,672	2	2,086	-	2,088
Other governments	-	25	-	25	-	48	-	48
NHA MBS, and U.S. agency MBS and CMO	-	21	-	21	-	19	-	19
Corporate debt	-	8,558	36	8,594	-	7,335	27	7,362
Corporate equity	893	885	4,590	6,368	821	805	4,208	5,834
	976	12,935	4,626	18,537	827	11,671	4,235	16,733
FVOCI Securities
Issued or guaranteed by:
Canadian federal government	2,381	25,908	-	28,289	633	19,468	-	20,101
Canadian provincial and municipal governments	-	5,892	-	5,892	-	5,054	-	5,054
U.S. federal government	5	12,167	-	12,172	-	5,880	-	5,880
U.S. states, municipalities and agencies	-	5,001	-	5,001	-	5,300	-	5,300
Other governments	-	5,785	-	5,785	-	6,969	-	6,969
NHA MBS, and U.S. agency MBS and CMO	-	19,638	-	19,638	-	15,766	-	15,766
Corporate debt	-	4,502	-	4,502	-	3,589	-	3,589
Corporate equity	-	-	177	177	-	-	160	160
	2,386	78,893	177	81,456	633	62,026	160	62,819
Loans
Residential mortgages	-	77	-	77	-	1,676	-	1,676
Business and government loans	-	12,906	266	13,172	-	5,592	186	5,778
	-	12,983	266	13,249	-	7,268	186	7,454
Other Assets (1)	10,630	34	1,682	12,346	6,020	33	1,723	7,776
Fair Value Liabilities (2)
Deposits (3)	-	53,383	-	53,383	-	35,845	-	35,845
Securities sold but not yet purchased	9,640	30,327	-	39,967	12,217	31,557	-	43,774
Other liabilities (4)	1,664	15,064	-	16,728	1,479	3,046	5	4,530
	11,304	98,774	-	110,078	13,696	70,448	5	84,149
Derivative Assets
Interest rate contracts	23	9,025	-	9,048	21	13,329	-	13,350
Foreign exchange contracts	-	14,511	-	14,511	28	19,861	-	19,889
Commodity contracts	176	1,940	-	2,116	668	1,349	5	2,022
Equity contracts	22	11,117	-	11,139	58	4,632	-	4,690
Credit default swaps	4	16	-	20	-	25	-	25
	225	36,609	-	36,834	775	39,196	5	39,976
Derivative Liabilities
Interest rate contracts	36	11,286	-	11,322	52	17,749	-	17,801
Foreign exchange contracts	65	13,872	-	13,937	1	19,204	-	19,205
Commodity contracts	229	1,983	2	2,214	589	1,067	1	1,657
Equity contracts	310	21,666	-	21,976	160	11,335	8	11,503
Credit default swaps	13	25	1	39	-	25	2	27
	653	48,832	3	49,488	802	49,380	11	50,193

(1)	Other assets include precious metals, segregated fund assets and investment properties in our insurance business, carbon credits, certain receivables and other items measured at fair value.
(2)
Interest expense for liabilities carried at fair value is $726 million and $2,061 million for the three and nine months ended July 31, 2024, respectively ($650 million and $1,776 million for the three and nine months ended July 31, 2023, respectively). Interest expense for liabilities carried at amortized cost is $11,583 million and $33,030 million for the three and nine months ended July 31, 2024, respectively ($9,266 million and $24,458 million for the three and nine months ended July 31, 2023).

(3)	Deposits include structured note liabilities, money market and metals deposits designated at FVTPL and certain embedded options related to structured deposits carried at amortized cost.
(4)
Other liabilities include investment contract liabilities and segregated fund liabilities in our insurance business, as well as certain securitization and structured entities’ liabilities measured at FVTPL.

 Certain comparative figures have been reclassified to conform with the current period’s presentation and for changes in accounting policy (Note 1).

7 2 BMO Financial Group Third Quarter Report 2024

Quantitative Information about Level 3 Fair Value Measurements
The table below presents the fair values of our significant Level 3 financial instruments measured at fair value on a recurring basis, the valuation techniques used to determine their fair values and the value ranges of significant unobservable inputs used in the valuations. We have not applied any other reasonably possible alternative assumptions to the significant Level 3 categories of private equity investments, as the net asset values are provided by the investment or fund managers.

(Canadian $ in millions, except as noted)					July 31, 2024
					Range of input values (1)
	Reporting line in fair value hierarchy table	Fair value of assets	Valuation techniques	Significant unobservable inputs	Low	High
Private equity	Corporate equity	$4,590	Net asset value	Net asset value	na	na
			EV/EBITDA	Multiple	4	23
Investment Properties	Other assets - other	1,381	Discounted cash flows	Discount margin	3%	7%

(1)
The low and high input values represent the lowest and highest actual level of inputs used to value a group of financial instruments in a particular product category. These input ranges do not reflect the level of input uncertainty, but are affected by the specific underlying instruments within each product category. The input ranges will therefore vary from period to period based on the characteristics of the underlying instruments held at each balance sheet date.

 na – not applicable
Significant Transfers
Our policy is to record transfers of assets and liabilities between fair value hierarchy levels at their fair values as at the end of each reporting period, consistent with the date of the determination of fair value. Transfers between Level 1 and Level 2 are dependent on the recency of issuance and availability of quoted market prices in the active market.
During the three months ended July 31, 2024, transfers from Level 1 to Level 2 included total securities of

$
5,194
million and securities sold but not yet purchased of
$
1,039
million
. Transfers from Level 2 to Level 1 included total securities of
$882 million
and securities sold but not yet purchased of
$30 million.
During the nine months ended July 31, 2024, transfers from Level 1 to Level 2 included total securities of $2,253 million and securities sold but not yet purchased of $518 million. Transfers from Level 2 to Level 1 included total securities of $91 million and securities sold but not yet purchased of $11 million.
Changes in Level 3 Fair Value Measurements
The tables below present a reconciliation of all changes in Level 3 financial instruments for the three and nine months ended July 31, 2024 and July 31, 2023, including realized and unrealized gains (losses) included in earnings and other comprehensive income as well as transfers into and out of Level 3. Transfers from Level 2 into Level 3 were due to an increase in unobservable market inputs used in pricing the securities. Transfers out of Level 3 into Level 2 were due to an increase in observable market inputs used in pricing the securities.

BMO Financial Group Third Quarter Report 2024 7 3

		Change in fair value			Movements		Transfers
For the three months ended July 31, 2024 (Canadian $ in millions)	Balance April 30, 2024	Included in earnings	Included in other comprehensive income (1)	Issuances/ Purchases	Sales	Maturities/ Settlement	Transfers into Level 3	Transfers out of Level 3	Fair Value as at July 31, 2024	Change in unrealized gains (losses) recorded in income for instruments still held (2)
Trading Securities
NHA MBS and U.S. agency MBS and CMO	$-	$-	$-	$41	$-	$-	$-	$-	$41	$-
Corporate equity	-	-	-	-	-	-	-	-	-	-
Total trading securities	-	-	-	41	-	-	-	-	41	-
FVTPL Securities
Corporate debt	35	-	-	1	-	-	-	-	36	-
Corporate equity	4,501	(44)	5	183	(54)	(1)	-	-	4,590	7
Total FVTPL securities	4,536	(44)	5	184	(54)	(1)	-	-	4,626	7
FVOCI Securities
Corporate equity	174	-	2	1	-	-	-	-	177	na
Total FVOCI securities	174	-	2	1	-	-	-	-	177	na
Business and Government Loans	353	-	-	1	-	(88)	-	-	266	-
Other Assets	1,622	24	-	58	-	(22)	-	-	1,682	24
Derivative Assets
Foreign exchange contracts	-	-	-	-	-	-	-	-	-	-
Commodity contracts	-	-	-	-	-	-	-	-	-	-
Equity contracts	13	-	-	-	-	-	-	(13)	-	-
Total derivative assets	13	-	-	-	-	-	-	(13)	-	-
Other Liabilities	-	-	-	-	-	-	-	-	-	-
Derivative Liabilities
Foreign exchange contracts	-	-	-	-	-	-	-	-	-	-
Commodity contracts	2	-	-	-	-	-	-	-	2	-
Equity contracts	1	-	-	-	-	-	-	(1)	-	-
Credit default swaps	1	-	-	-	-	-	-	-	1	-
Total derivative liabilities	4	-	-	-	-	-	-	(1)	3	-

		Change in fair value			Movements		Transfers
For the nine months ended July 31, 2024 (Canadian $ in millions)	Balance October 31, 2023	Included in earnings	Included in other comprehensive income (1)	Issuances/ Purchases	Sales	Maturities/ Settlement	Transfers into Level 3	Transfers out of Level 3	Fair Value as at July 31, 2024	Change in unrealized gains (losses) recorded in income for instruments still held (2)
Trading Securities
NHA MBS and U.S. agency MBS and CMO	$-	$-	$-	$41	$-	$-	$-	$-	$41	$-
Corporate equity	37	-	-	-	-	-	-	(37)	-	-
Total trading securities	37	-	-	41	-	-	-	(37)	41	-
FVTPL Securities
Corporate debt	27	(9)	-	18	-	-	-	-	36	(9)
Corporate equity	4,208	(136)	(5)	705	(180)	(1)	-	(1)	4,590	24
Total FVTPL securities	4,235	(145)	(5)	723	(180)	(1)	-	(1)	4,626	15
FVOCI Securities
Corporate equity	160	-	13	4	-	-	-	-	177	na
Total FVOCI securities	160	-	13	4	-	-	-	-	177	na
Business and Government Loans	186	-	(1)	47	-	(164)	198	-	266	-
Other Assets	1,723	7	-	74	(21)	(101)	-	-	1,682	24
Derivative Assets
Foreign exchange contracts	-	-	-	-	-	-	-	-	-	-
Commodity contracts	5	(5)	-	-	-	-	-	-	-	(5)
Equity contracts	-	-	-	-	-	-	13	(13)	-	-
Total derivative assets	5	(5)	-	-	-	-	13	(13)	-	(5)
Other Liabilities	5	-	-	8	-	(13)	-	-	-	-
Derivative Liabilities
Foreign exchange contracts	-	-	-	-	-	-	-	-	-	-
Commodity contracts	1	1	-	-	-	-	-	-	2	1
Equity contracts	8	-	-	-	-	-	1	(9)	-	-
Credit default swaps	2	(2)	-	-	-	-	1	-	1	(1)
Total derivative liabilities	11	(1)	-	-	-	-	2	(9)	3	-

(1)	Foreign exchange translation on assets and liabilities held by foreign operations is included in other comprehensive income, net foreign operations.
(2)	Changes in unrealized gains (losses) on Trading and FVTPL securities still held on July 31, 2024 are included in earnings for the period.
 Unrealized gains (losses) recognized on Level 3 financial instruments may be offset by (losses) gains on economic hedge contracts.
 Certain comparative figures have been reclassified to conform with the current period’s presentation and for changes in accounting policy (Note 1).
 na – not applicable

7 4 BMO Financial Group Third Quarter Report 2024

		Change in fair value			Movements		Transfers
For the three months ended July 31, 2023 (Canadian $ in millions)	Balance April 30, 2023	Included in earnings	Included in other comprehensive income (1)	Issuances/ Purchases	Sales	Maturities/ Settlement	Transfers into Level 3	Transfers out of Level 3	Fair Value as at July 31, 2023	Change in unrealized gains (losses) recorded in income for instruments still held (3)
Trading Securities
NHA MBS and U.S. agency MBS and CMO	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
Corporate equity	-	-	-	-	-	-	-	-	-	-
Total trading securities	-	-	-	-	-	-	-	-	-	-
FVTPL Securities
Corporate debt	11	-	-	-	-	-	-	-	11	-
Corporate equity	6,089	(89)	(45)	179	(36)	-	-	(2,097)	4,001	(7)
Total FVTPL securities	6,100	(89)	(45)	179	(36)	-	-	(2,097)	4,012	(7)
FVOCI Securities
Corporate equity	157	-	-	2	-	-	-	-	159	na
Total FVOCI securities	157	-	-	2	-	-	-	-	159	na
Business and Government Loans	201	-	(5)	21	-	(82)	-	-	135	-
Other Assets	1,300	(1)	-	103	-	(1)	-	-	1,401	(1)
Derivative Assets
Foreign exchange contracts	-	9	-	-	-	-	-	-	9	9
Commodity contracts	10	4	-	-	-	-	-	-	14	4
Equity contracts	4	(1)	-	-	-	-	-	-	3	(1)
Total derivative assets	14	12	-	-	-	-	-	-	26	12
Other Liabilities	5	(1)	-	3	-	-	-	-	7	(1)
Derivative Liabilities
Foreign exchange contracts	-	-	-	-	-	-	-	-	-	-
Commodity contracts	-	-	-	-	-	-	-	-	-	-
Equity contracts	-	-	-	-	-	-	-	-	-	-
Credit default swaps	2	-	-	-	-	-	-	-	2	-
Total derivative liabilities	2	-	-	-	-	-	-	-	2	-

		Change in fair value			Movements		Transfers
For the nine months ended July 31, 2023 (Canadian $ in millions)	Balance October 31, 2022	Included in earnings	Included in other comprehensive income (1)	Issuances/ Purchases (2)	Sales	Maturities/ Settlement	Transfers into Level 3	Transfers out of Level 3	Fair Value as at July 31, 2023	Change in unrealized gains (losses) recorded in income for instruments still held (3)
Trading Securities
NHA MBS and U.S. agency MBS and CMO	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
Corporate equity	-	-	-	-	-	-	-	-	-	-
Total trading securities	-	-	-	-	-	-	-	-	-	-
FVTPL Securities
Corporate debt	8	-	-	3	-	-	-	-	11	-
Corporate equity	4,044	(127)	(41)	2,507	(284)	(1)	-	(2,097)	4,001	28
Total FVTPL securities	4,052	(127)	(41)	2,510	(284)	(1)	-	(2,097)	4,012	28
FVOCI Securities
Corporate equity	153	-	-	7	(1)	-	-	-	159	na
Total FVOCI securities	153	-	-	7	(1)	-	-	-	159	na
Business and Government Loans	20	-	(3)	215	-	(97)	-	-	135	-
Other Assets	1,233	54	-	125	-	(11)	-	-	1,401	54
Derivative Assets
Foreign exchange contracts	26	(17)	-	-	-	-	-	-	9	9
Commodity contracts	-	1	-	13	-	-	-	-	14	1
Equity contracts	-	2	-	-	-	-	1	-	3	2
Total derivative assets	26	(14)	-	13	-	-	1	-	26	12
Other Liabilities	2	(1)	-	6	-	-	-	-	7	(1)
Derivative Liabilities
Foreign exchange contracts	-	12	-	-	-	(12)	-	-	-	(38)
Commodity contracts	-	-	-	-	-	-	-	-	-	-
Equity contracts	-	-	-	-	-	-	-	-	-	-
Credit default swaps	2	-	-	-	-	-	-	-	2	-
Total derivative liabilities	2	12	-	-	-	(12)	-	-	2	(38)

(1)	Foreign exchange translation on assets and liabilities held by foreign operations is included in other comprehensive income, net foreign operations.
(2)
FVTPL securities includes $969 million of Federal Home Loan Bank and Federal Reserve Bank equity and $587 million of investments in Low Income Housing Tax Credit entities, acquired as a result of our acquisition of Bank of the West.

(3)	Changes in unrealized gains (losses) on Trading and FVTPL securities still held on July 31, 2023 are included in earnings for the period.
 Unrealized gains (losses) recognized on Level 3 financial instruments may be offset by (losses) gains on economic hedge contracts.
 Certain comparative figures have been reclassified to conform with the current period’s presentation and for changes in accounting policy (Note 1).
 na – not applicable

BMO Financial Group Third Quarter Report 2024 7 5

Note 7: Capital Management
Our objective is to maintain a strong capital position in a cost-effective structure that: is appropriate given our target regulatory capital ratios and our internal assessment of required economic capital; underpins our operating groups’ business strategies and considers the market environment; supports depositor, investor and regulator confidence, while building long-term shareholder value; and is consistent with our target credit ratings.
As at July 31, 2024, we met OSFI’s target capital ratio requirements, which include a 2.5% Capital Conservation Buffer, a 1.0% Common Equity Surcharge for Domestic Systemically Important Banks
(D-SIBs),
a Countercyclical Buffer and a 3.5% Domestic Stability Buffer (DSB) applicable to
D-SIBs.
As announced by OSFI
on
June
 20,
 2023, the DSB level was increased to 3.5% effective November 1, 2023.
On
June
18,
2024, OSFI announced that the DSB will remain at 3.5%. Our capital position as at July 31, 2024 is further detailed in the Capital Management section of our interim Management’s Discussion and Analysis.
Regulatory Capital and Total Loss Absorbing Capacity Measures, Risk-Weighted Assets and Leverage Exposures
(1)

(Canadian $ in millions, except as noted)	July 31, 2024	October 31, 2023
CET1 Capital	$55,605	$52,914
Tier 1 Capital	63,598	59,785
Total Capital	73,530	68,718
TLAC	122,053	114,402
Risk-Weighted Assets	428,860	424,197
Leverage Exposures	1,480,736	1,413,036
CET1 Ratio	13.0%	12.5%
Tier 1 Capital Ratio	14.8%	14.1%
Total Capital Ratio	17.1%	16.2%
TLAC Ratio	28.5%	27.0%
Leverage Ratio	4.3%	4.2%
TLAC Leverage Ratio	8.2%	8.1%

(1)	Calculated in accordance with OSFI’s Capital Adequacy Requirements Guideline, Leverage Requirements Guideline and Total Loss Absorbing Capacity (TLAC) Guideline.

Note 8: Employee Compensation
Stock Options
We did not grant any stock options during the three months ended July 31, 2024 or 2023. During the nine months ended July 31, 2024 we granted a total of 1,113,853 stock options (1,322,817 stock options during the nine months ended July 31, 2023) with a weighted-average fair value of $15.33 per option ($18.94 per option for the nine months ended July 31, 2023).
To determine the fair value of the stock option tranches (i.e. the portion that vests each year) on the grant date, the following ranges of values were used for each option pricing assumption:

For stock options granted during the nine months ended	July 31, 2024	July 31, 2023
Expected dividend yield	4.5%	4.5% - 4.6%
Expected share price volatility	17.4% - 17.6%	20.9%
Risk-free rate of return	3.3% - 3.4%	3.2%
Expected period until exercise (in years)	6.5 - 7.0	6.5 - 7.0
Exercise price ($)	118.50	122.31
 Changes to the input assumptions can result in different fair value estimates.
Pension and Other Employee Future Benefit Expenses
Pension and other employee future benefit expenses are determined as follows:

(Canadian $ in millions)
	Pension benefit plans		Other employee future benefit plans
For the three months ended	July 31, 2024	July 31, 2023	July 31, 2024	July 31, 2023
Current service cost	$39	$40	$1	$1
Net interest (income) expense on net defined benefit (asset) liability	(16)	(17)	11	11
Impact of plan amendments	-	-	-	-
Administrative expenses	3	3	-	-
Benefits expense	26	26	12	12
Government pension plans expense (1)	93	94	-	-
Defined contribution expense	62	63	-	-
Total pension and other employee future benefit expenses recognized in our Consolidated Statement of Income	$181	$183	$12	$12

(1)	Includes Canada Pension Plan, Quebec Pension Plan and U.S. Federal Insurance Contributions Act.

7 6 BMO Financial Group Third Quarter Report 2024

(Canadian $ in millions)
	Pension benefit plans		Other employee future benefit plans
For the nine months ended	July 31, 2024	July 31, 2023	July 31, 2024	July 31, 2023
Current service cost	$115	$122	$4	$4
Net interest (income) expense on net defined benefit (asset) liability	(46)	(49)	31	32
Impact of plan amendments	-	(1)	(84)	-
Administrative expenses	9	7	-	-
Benefits expense	78	79	(49)	36
Government pension plans expense (1)	302	291	-	-
Defined contribution expense	231	207	-	-
Total pension and other employee future benefit expenses (recovery) recognized in our Consolidated Statement of Income	$611	$577	$(49)	$36

(1)	Includes Canada Pension Plan, Quebec Pension Plan and U.S. Federal Insurance Contributions Act.
We amended certain other employee future benefit plans in the first quarter of 2024. These amendments have combined the administration of a few plans. In addition, we converted one defined contribution plan into a defined benefit plan and therefore brought a net asset onto
our Consolidated Balance Sheet equal to the surplus assets in that plan. This resulted in an $84 million benefit of plan amendments that was recognized as a reduction in employee compensation expense. When there are surplus assets, we must assess their economic benefits to the bank. Given there are no immediate economic benefits without further plan amendments, the $62 million in surplus assets of the combined plans are reduced to $nil through other comprehensive income.

Note 9: Earnings Per Share
Basic earnings per share is calculated by dividing net income, after deducting dividends payable on preferred shares and distributions payable on other equity instruments, by the daily average number of fully paid common shares outstanding throughout the period.
Diluted earnings per share is calculated in the same manner, with further adjustments made to reflect the dilutive impact of instruments convertible into our common shares.
The following tables present our basic and diluted earnings per share:
Basic Earnings Per Common Share

(Canadian $ in millions, except as noted)	For the three months ended		For the nine months ended
	July 31, 2024	July 31, 2023	July 31, 2024	July 31, 2023
Net income attributable to bank shareholders	$1,865	$1,563	$5,017	$2,722
Dividends on preferred shares and distributions on other equity instruments	(51)	(41)	(234)	(206)
Net income available to common shareholders	$1,814	$1,522	$4,783	$2,516
Weighted-average number of common shares outstanding (in thousands)	729,449	715,432	727,174	706,044
Basic earnings per common share (Canadian $)	$2.49	$2.13	$6.58	$3.56
 Certain comparative figures have been reclassified for changes in accounting policy (Note 1).
Diluted Earnings Per Common Share

(Canadian $ in millions, except as noted)	For the three months ended		For the nine months ended
	July 31, 2024	July 31, 2023	July 31, 2024	July 31, 2023
Net income available to common shareholders adjusted for impact of dilutive instruments	$1,814	$1,522	$4,783	$2,516
Weighted-average number of common shares outstanding (in thousands)	729,449	715,432	727,174	706,044
Effect of dilutive instruments
Stock options potentially exercisable (1)	3,473	4,320	3,629	4,531
Common shares potentially repurchased	(2,730)	(3,375)	(2,793)	(3,299)
Weighted-average number of diluted common shares outstanding (in thousands)	730,192	716,377	728,010	707,276
Diluted earnings per common share (Canadian $)	$2.48	$2.12	$6.57	$3.56

(1)
In computing diluted earnings per share, we excluded average stock options outstanding of 3,309,605 and 3,197,420 with a weighted-average exercise price of $129.73 and $130.81, respectively, for the three and nine months ended July 31, 2024 (2,270,156 and 2,178,439 with a weighted-average exercise price of $135.00 and $136.27, respectively, for the three and nine months ended July 31, 2023) as the average share pr ice for t
he period did not exceed the exercise price.

 Certain comparative figures have been reclassified for changes in accounting policy (Note 1).

Note 10: Income Taxes
Canadian tax authorities have reassessed us for additional income tax and interest in an amount of approximately $1,465 million in respect of certain 2011-2018 Canadian corporate dividends. These reassessments denied certain dividend deductions on the basis that the dividends were received as part of a “dividend rental arrangement.” In general, the tax rules raised by the Canadian tax authorities were prospectively addressed in the 2015 and 2018 Canadian federal budgets. We filed Notices of Appeal with the Tax Court of Canada and the matter is in litigation. We remain of the view that our tax filing positions were appropriate and intend to challenge all reassessments. However, if such challenges are unsuccessful, the additional expense would negatively impact our net income.

BMO Financial Group Third Quarter Report 2024 7 7

Note 11: Operating Segmentation
Operating Groups
We conduct our business through three operating groups, each of which has a distinct mandate. Our operating groups are Personal and Commercial Banking (P&C) (comprised of Canadian Personal and Commercial Banking (Canadian P&C) and U.S. Personal and Commercial Banking (U.S. P&C)), BMO Wealth Management (BMO WM) and BMO Capital Markets (BMO CM), along with a Corporate Services unit.
For additional information refer to Note 25 of our annual consolidated financial statements for the year ended October 3
1, 2
023.
Our results and average assets, grouped by operating segment, are as follows:

(Canadian $ in millions)
For the three months ended July 31, 2024	Canadian P&C	U.S. P&C	BMO WM	BMO CM	Corporate Services (1)	Total
Net interest income (2)	$2,253	$2,056	$326	$479	$(320)	$4,794
Non-interest revenue	655	397	1,113	1,187	46	3,398
Total Revenue	2,908	2,453	1,439	1,666	(274)	8,192
Provision for credit losses on impaired loans	353	368	1	92	14	828
Provision for (recovery of) credit losses on performing loans	35	26	(10)	36	(9)	78
Total provision for (recovery of) credit losses	388	394	(9)	128	5	906
Depreciation and amortization	151	239	65	75	-	530
Non-interest expense	1,109	1,253	904	972	71	4,309
Income (loss) before taxes and non-controlling interest in subsidiaries	1,260	567	479	491	(350)	2,447
Provision for (recovery of) income taxes	346	97	117	102	(80)	582
Reported net income (loss)	$914	$470	$362	$389	$(270)	$1,865
Non-controlling interest in subsidiaries	$-	$(3)	$-	$-	$3	$-
Net income (loss) attributable to bank shareholders	$914	$473	$362	$389	$(273)	$1,865
Average assets (3)	$329,786	$240,484	$65,428	$475,893	$274,275	$1,385,866

For the three months ended July 31, 2023	Canadian P&C	U.S. P&C	BMO WM	BMO CM	Corporate Services (1)	Total
Net interest income (2)	$2,061	$1,995	$357	$568	$(76)	$4,905
Non-interest revenue	655	419	1,168	895	10	3,147
Total Revenue	2,716	2,414	1,525	1,463	(66)	8,052
Provision for credit losses on impaired loans	197	117	1	1	17	333
Provision for (recovery of) credit losses on performing loans	62	87	6	9	(5)	159
Total provision for credit losses	259	204	7	10	12	492
Depreciation and amortization	143	252	71	84	-	550
Non-interest expense	1,101	1,299	919	991	712	5,022
Income (loss) before taxes	1,213	659	528	378	(790)	1,988
Provision for (recovery of) income taxes	332	157	132	83	(281)	423
Reported net income (loss)	$881	$502	$396	$295	$(509)	$1,565
Non-controlling interest in subsidiaries	$-	$2	$-	$-	$-	$2
Net income (loss) attributable to bank shareholders	$881	$500	$396	$295	$(509)	$1,563
Average assets (3)	$312,155	$229,427	$62,034	$453,798	$252,686	$1,310,100

(1)	Corporate Services includes Technology and Operations.
(2)
Operating groups report on a taxable equivalent basis (teb). Revenue and the provision for income taxes are increased on tax-exempt
securities to an equivalent
before-tax
basis to facilitate comparisons of income between taxable and tax-exempt
sources. The offset to the groups’ teb adjustments is reflected in Corporate Services revenue and provision for income taxes. Beginning January 1, 2024, we did not take the deduction for certain Canadian dividends received in BMO CM due to proposed legislation, and as a result, we no longer reported this revenue on a teb basis. This proposed legislation was enacted in the third quarter of fiscal 2024.

(3)
Included within average assets are average earning assets, which are comprised of deposits with other banks, deposits at central banks, securities borrowed or purchased under resale agreements, loans and securities. Total average earning assets for three months ended July 31, 2024 are $1,260,434 million, including $323,768 million for Canadian P&C, $219,467 million for U.S. P&C, and $717,199 million for all other operating segments including Corporate Services (for three months ended July 31, 2023 - Total: $1,162,389 million, Canadian P&C: $297,976 million, U.S. P&C: $209,493 million and all other operating segments: $654,920 million).

 Certain comparative figures have been reclassified to conform with the current period’s presentation and for changes in accounting policy (Note 1).

7 8 BMO Financial Group Third Quarter Report 2024

(Canadian $ in millions)
For the nine months ended July 31, 2024	Canadian P&C	U.S. P&C	BMO WM	BMO CM	Corporate Services (1)	Total
Net interest income (2)	$6,548	$6,108	$973	$1,342	$(941)	$14,030
Non-interest revenue	1,957	1,188	3,187	3,574	(98)	9,808
Total Revenue	8,505	7,296	4,160	4,916	(1,039)	23,838
Provision for credit losses on impaired loans	886	839	10	164	60	1,959
Provision for (recovery of) credit losses on performing loans	195	126	(13)	(6)	(23)	279
Total provision for (recovery of) credit losses	1,081	965	(3)	158	37	2,238
Depreciation and amortization	439	723	198	226	-	1,586
Non-interest expense	3,247	3,676	2,746	2,965	852	13,486
Income (loss) before taxes and non-controlling interest in subsidiaries	3,738	1,932	1,219	1,567	(1,928)	6,528
Provision for (recovery of) income taxes	1,031	359	297	326	(508)	1,505
Reported net income (loss)	$2,707	$1,573	$922	$1,241	$(1,420)	$5,023
Non-controlling interest in subsidiaries	$-	$1	$-	$-	$5	$6
Net income (loss) attributable to bank shareholders	$2,707	$1,572	$922	$1,241	$(1,425)	$5,017
Average assets (3)	$324,846	$236,323	$63,877	$456,676	$271,060	$1,352,782

For the nine months ended July 31, 2023	Canadian P&C	U.S. P&C	BMO WM	BMO CM	Corporate Services (1)	Total
Net interest income (2)	$5,947	$5,530	$1,027	$1,860	$(624)	$13,740
Non-interest revenue	1,816	1,162	2,919	2,881	(1,578)	7,200
Total Revenue	7,763	6,692	3,946	4,741	(2,202)	20,940
Provision for (recovery of) credit losses on impaired loans	492	221	3	(2)	58	772
Provision for credit losses on performing loans	152	109	14	19	666	960
Total provision for credit losses	644	330	17	17	724	1,732
Depreciation and amortization	413	624	211	250	-	1,498
Non-interest expense	3,050	3,267	2,677	2,976	1,987	13,957
Income (loss) before taxes and non-controlling interest in subsidiaries	3,656	2,471	1,041	1,498	(4,913)	3,753
Provision for (recovery of) income taxes	1,005	573	246	345	(1,143)	1,026
Reported net income (loss)	$2,651	$1,898	$795	$1,153	$(3,770)	$2,727
Non-controlling interest in subsidiaries	$-	$2	$-	$-	$3	$5
Net income (loss) attributable to bank shareholders	$2,651	$1,896	$795	$1,153	$(3,773)	$2,722
Average assets (3)	$307,717	$204,519	$59,446	$463,156	$251,184	$1,286,022

(1)	Corporate Services includes Technology and Operations.
(2)
Operating groups report on a teb basis. Revenue and the provision for income taxes are increased on tax-exempt
securities to an equivalent
before-tax
basis to facilitate comparisons of income between taxable and tax-exempt
sources. The offset to the groups’ teb adjustments is reflected in Corporate Services revenue and provision for income taxes. Beginning January 1, 2024, we did not take the deduction for certain Canadian dividends received in BMO CM due to proposed legislation, and as a result, we no longer reported this revenue on a teb basis. This proposed legislation was enacted in the third quarter of fiscal 2024.

(3)
Included within average assets are average earning assets, which are comprised of deposits with other banks, deposits at central banks, securities borrowed or purchased under resale agreements, loans and securities. Total average earning assets for nine months ended July 31, 2024 are $1,224,759 million, including $314,719 million for Canadian P&C, $215,821 million for U.S. P&C, and $694,219 million for all other operating segments including Corporate Services (for nine months ended July 31, 2023 - Total: $1,135,342 million, Canadian P&C: $293,614 million, U.S. P&C: $189,259 million and all other operating segments: $652,469 million).

 Certain comparative figures have been reclassified to conform with the current period’s presentation and for changes in accounting policy (Note 1).

BMO Financial Group Third Quarter Report 2024 7 9